Valassis®

2002 ANNUAL REPORT

Explore Our World



Index

A World of Opportunities

Valassis is a growing marketing solutions company focused on our customers in a broad range of industries including consumer packaged goods, retail services and direct marketing. We offer our customers a world of opportunities, products and services to build and improve consumer-brand relationships. We invite you to explore our portfolio of products and services and discover how we have been connecting people to brands for 32 years.

Valassis offers the most complete range of Connective Media™ solutions in the marketing services industry. Our extensive research, targeting, media planning and placement, strategic planning, fulfillment services and coupon clearing support our mass, cluster targeted and 1 to 1 promotional and advertising products.

We partner with our customers to gain a better understanding of their marketing objectives. Whatever the objective — acquisition of new customers, growth, retention of existing buyers, or recovery of lapsed buyers — Valassis has proven success in planning, executing and evaluating effective promotional and advertising campaigns.

Financial Highlights: 2002 at a Glance

Year Ended December 31 *(in millions, except per share data)*	**2002**	**2001**	**% change**
Total Revenues	$853.0	$849.5	+.4%
Earnings Before One-time Charges	130.6[1]	123.4[2]	+5.8%
Earnings Per Share Before One-time Charges	2.43[1]	2.27[2]	+7.0%

At Year End *(in thousands)*	**2002**	**2001**	**% change**
Total Assets	$386,079	$363,025	+6.4%
Total Debt, Net of Cash[3]	160,124	241,768	-33.8%
Average Shares Outstanding	53,752	54,406	-1.2%

Total Revenues *(in millions)*



$779.5
$836.6[4]
$849.5
$853.0
1999
2000
2001
2002

Earnings Per Share *(before one-time charges)*



$2.04
$2.22[5]
$2.27[2]
$2.43[1]
1999
2000
2001
2002

Note: This annual report is presented in two parts – 2002 Annual Report and 2002 Form 10-K. Complete financial information for 2002 is presented in the Form 10-K.

[1] Net earnings before one-time charges for the year were $130.6 million or $2.43 per share. Results exclude the effect of a $55.3 million ($35.3 million net of taxes) impairment charge ($0.66 per share) taken in the fourth quarter of 2002 to record impairment of goodwill related to PreVision and VRMS and the writedown of a cost-basis internet investment. Net earnings including the one-time charges for the year were $95.3 million or $1.77 per share.

[2] Net earnings before one-time charges for the year were $123.4 million or $2.27 per share. Results exclude the effect of a $4.3 million, after tax charge relating to the closedown of Save.com and subsequent reorganization costs and a $1.3 million charge for early extinguishment of $15.8 million of debt due 2003 (collectively, $0.10 per share). Net earnings including the one-time charges for the year were $117.9 million or $2.17 per share.

[3] Represents the Company's outstanding long-term debt less its cash and cash equivalents at year end. Total debt for the year ended December 31, 2002 and December 31, 2001 was $257.3 million and $252.4 million, respectively. Cash on hand at December 31, 2002 and December 31, 2001 was $97.2 million and $10.5 million, respectively. Subsequent to December 31, 2002, the Company used approximately $60 million of its existing cash to consummate the NCH transaction.

[4] Excludes revenue from a $26.5 million lawsuit settlement ($16.7 million net of taxes) in the first quarter of 2000.

[5] Net earnings per share before one-time charges for 2000 were $2.22 per share. Results exclude the effect of a $21.6 million ($13.9 million net of taxes) impairment charge taken in the fourth quarter of 2000 to record losses on investments, loans and commitments related to Save.com and IDS, and the write-off of goodwill related to The Net's Best, as well as income from the lawsuit settlement mentioned above. Net earnings including these charges and the income from the lawsuit mentioned above were $125.7 million or $2.27 per share.


Exploring
our
Products &
Services


Mass

- **Co-op Insert**
  Four-color, multi-page, free-standing insert (FSI) reaching up to 59 million consumers at one time
- **Hispanic Co-op FSI**
  FSI delivered to over 3.2 million readers of the top Spanish-language newspapers in leading Hispanic markets
- **Retail Connection®**
  Four-color newspaper insert linked to the Co-op Insert, C&D County Co-op or Solo Inserts, connecting retailers and their brand partners
- **Themed Events**
  Attention-grabbing promotions in which a brand is associated with a common cause or event
- **C&D County**
  FSI delivered to over 5.4 million households in smaller "C" & "D" sized counties
- **ROP (Run of Press)**
  Promotional advertising directly on the pages of up to 13,000 newspapers

Cluster Targeted

- **Solo Insert**
  Full-color, single-advertiser FSI delivered via the newspaper
- **Express Insert**
  Targeted insert in five formats with quick turnaround
- **C&D County Solo**
  Single-advertiser FSI in "C" & "D" sized counties
- **Newspouch®**
  Full-color polybag "billboard" advertising a brand and including a heat-sealed pouch containing a product sample and/or brochure
- **Newspac®**
  Single-advertiser, four-page product brochure with a removable flat-pack sample
- **Brand Bag™ & Brand Bag+™**
  Full-color polybag "billboard" that surrounds home-subscriber newspapers. Brand Bag+ includes a perforated space on the end of the polybag that drives consumer sales via a coupon, sweepstakes offer or other promotional event
- **Direct-to-Door**
  Product samples and advertisements hung on consumers' doors

1 to 1

- **Direct Mail Advertising & Direct Mail Sampling**
  Turnkey programs utilizing a variety of data sources to build loyalty and increase sales and profitability through 1 to 1, personalized communications with target customers
- **Valassis Relationship Marketing Systems (VRMS), LLC**
  Customer relationship marketing (CRM) solutions based on frequent shopper data, CRM/loyalty marketing software, analytic services and an established network of supermarket retailers
- **Shopper Connection™**
  Targeted cooperative mailer featuring offers on top consumer brands using frequent shopper data sent to retailers' best customers
- **PreVision Marketing®, LLC**
  Leading CRM agency specializing in developing integrated customer marketing and multi-channel communication, CRM marketing strategy, creative, analytic and technology solutions

International & Services

- **NCH Marketing Services, Inc.**
  Promotion information management products, marketing services and coupon clearing in:
  - United States
  - United Kingdom
  - France
  - Germany
  - Italy
  - Spain
  - Mexico
- **Valassis Canada**
- **Shop & Save**
  FSI reaching over 5 million Canadian households
- **Coupons, Inc.**
  On-line couponing and marketing services in Canada
- **Promotion Watch, Inc.**
  Premier provider of promotion security consulting services
- **Specialized Services**
  - Consumer Navigator™
  - Target Navigator™
  - Fulfillment
  - Media Planning
  - Media Placement
  - Targeting
  - Valassis QuickQuote Planning System™
  - Research
  - Creative



Focusing on *our* Customers

The Valassis Sales Team consults with customers, providing solutions to power their marketing programs. Our Marketing Specialists offer customized targeting, extensive research and analytics. Our Press Operators oversee the quality of each and every printed piece at our production and manufacturing facilities. At Valassis, the focus is on our customers. We make it our business to know our customers' businesses.

Our customers are leading manufacturers and retailers of products in such diverse industries as consumer packaged goods (CPG), franchise food, grocery, retail & services, mass merchandisers, computers, e-commerce, direct response, telecommunications, entertainment and automotive.

We are committed to growing our existing customer base and providing products and services to maximize the efficiencies and effectiveness of promotions for our customers. Our extensive portfolio of products and marketing knowledge extends our


Direct Marketing
Other
1%
Retail & Services
11%
CPG
33%
55%

Customer Segments in 2002

reach to many new customer segments, allowing for further growth.

We repositioned our sales organization in 2002 and have made great strides toward becoming consultants to our customers. We provide a wide range of Connective Media™ solutions to meet our customers' marketing objectives. We believe this consultative approach, which we call solution selling, provides a stronger platform for our long-term growth with existing and prospective customers.

In 2002, we identified our top 11 CPG customers and established Customer Business Managers to provide more personalized attention and offer our customers integrated solutions – multiple products and services that work together strategically. This will drive results for both our business and that of our customers. We have implemented a similar focus and team-selling approach among our grocery and retail customers and aligned our operations by customer type.

CPG customers, who laid the foundation for our FSI product, drove growth in our direct mail business in 2002. Many of these CPG customers used the frequent shopper data collected in our 1 to 1 Solutions Division to target their audiences. Valassis has the ability to use this data intelligence and also apply it to mass and cluster targeted products, offering customer-specific data to help plan, execute and evaluate our customers' marketing plans.

By identifying growth categories, we have been able to acquire many new customers in 2002, particularly in the specialty retail sector, which grew 33%. The specialty retail sector includes customers in such diverse industries as retail, automotive, entertainment, home improvement and hardware.

As we journey into 2003 and beyond, we strive to achieve our vision to be an innovative, integrated marketing solutions company. Our destination continues to be our customers.

Letter to Shareholders


Valassis

Welcome to *our* World

In the early 1970s, Valassis launched the free-standing insert (FSI) industry after realizing the great potential to reach the masses by delivering millions of manufacturer coupons in a new and innovative way. It was a risk, but one worth taking. This cost-effective FSI has become Valassis' flagship product, allowing customers to reach over 69 million North American households.

The same entrepreneurial spirit that created the FSI 32 years ago, expanded to include cluster targeted products 13 years ago, sampling nine years ago and 1 to 1 solutions, two and a half years ago. Through a combination of organic growth, start-up ventures and acquisitions focused on capabilities, Valassis has become a multi-product consumer promotion company, specializing in at-home delivery. Today, consumer packaged goods (CPG) customers are but one of our growing customer segments. We offer Connective Media™ solutions with mass, cluster targeted and 1 to 1 reach. This is what sets us apart from our competitors. No other company offers the integrated



solutions Valassis does. **Welcome to our world...it is a world where we connect people to brands...a world centered on our customers.**

Setting the Direction

2002 was a year in which corporate America came under close scrutiny, leading to new corporate governance, auditing and disclosure rules. In keeping with these new rules, Valassis reaffirmed that all six of our existing outside Board of Directors met the NYSE criteria for independence and all of our committees were correctly composed. We also established a Corporate Governance/ Nominating Committee. These new laws did not require any major changes on our part. Valassis has always taken a conservative approach to matters of finance and corporate governance. Our Board of Directors set the direction for the Company and it is one based on financial responsibility, accountability and integrity.

Journeying to our Destination: Our Customers

In 2002, we realigned our sales organization by customer type. We created experts around our customers' industries to better offer strategic marketing solutions to generate the best results for their products and brands. This customer focus and expertise is valued, in particular, at a time when marketing budgets have been reduced and more importance placed on the bottom-line. The recession in the advertising industry, which has spanned the past two years, has been the worst the industry has experienced since the Great Depression. Yet, Valassis has grown revenues and earnings per share over this two-year period by offering a broad range of Connective Media™ solutions.

We have continued to make capital investments in our company. In 2003, we will embark on an information technology initiative, which will touch every aspect of our business and support our multi-product offerings. Additionally, we began a share repurchase program in 1996 and have bought approximately 17.8 million shares of our stock since that time. Still, we ended 2002 with $97 million cash on


1970
Valassis
Founded
1972
One Product,
One Customer Base
1989
Cluster Targeted
1993
Sampling
2000
1 to 1
2002
Multi Products,
Diversified
Customer Base

the books and expect to generate over $105 million in cash flow in 2003.

The market share for the FSI in 2003 is expected to be between 43 and 45%, leading to lower earnings per share. However, we believe this shortfall in the FSI market share will be temporary, and we are committed to returning market share to traditional levels.

Our debt, net of cash, at the end of 2002 of $160 million is the lowest since Valassis became a public company in 1992. The pricing and terms of our new $125 million revolving credit facility, which we entered into in 2002, are a testament to our Company and its financial strength.

We have achieved this financial success despite the economic challenges by embracing team and integrated solution selling, broadening our customer base, expanding our product portfolio and growing and evolving our existing customers, products and services while containing costs.

As part of our strategic Growth Plan, we acquired NCH Marketing Services, Inc. in February of 2003. The acquisition of this premier, worldwide coupon processing and promotion information management company complements Valassis' Vision of being the world's leading innovative, integrated marketing solutions company. This acquisition provides Valassis with another tool to offer our customers a closed-loop solution to their promotions. With operations in the United States, Europe and Mexico, the NCH acquisition also provides a platform for Valassis to test our suite of promotion products internationally.

2003 will be a year in which we will expand our product portfolio and diversify our customer base even more. We will:

- *Invest in new computer technology and systems*
- *Invest in new manufacturing technology*
- *Evolve our established businesses*
- *Invest in training our employees*

Our commitment to make Valassis a great place to work remains strong and we are proud to be named by *Fortune* magazine for the sixth



Our growth strategies include enhancing the use of technology, information and analytics.

consecutive year as one of the "100 Best Places to Work for in America."

Navigating our Future

Our Growth Plan is in place, and our people will keep the focus on our customers and help us grow and achieve our Vision. We successfully executed integrated solutions in 2002 by creating plans that include our mass, cluster targeted and 1 to 1 solutions.

No longer do we offer one product or serve one customer segment. Today, the CPG industry represents 55% of our revenue. Many of our longtime CPG customers have expanded their marketing plans to not only reach the masses through the FSI, but also to take advantage of the cluster targeted and 1 to 1 capabilities we offer. This includes our 49 million household frequent shopper database and our direct mail business. Much like we did with the FSI, we built our direct mail business from a zero-revenue base.

We have embraced new marketing methods and ideas. We also have enhanced our use of technology, information and analytics to provide our customers with the best market segmentation and media recommendations for their mass, cluster targeted and 1 to 1 promotions.

Our promotional and advertising products are supported by extensive research, targeting, media planning and placement, strategic planning and fulfillment services. With manufacturing and production facilities in North America and Europe, we pride ourselves on being the low-cost producer. And with our latest acquisition, we now have an international infrastructure in place, which further complements our business.

Valassis offers a world of opportunities for our shareholders, our customers and our employees. I would like to thank you for your support.



Alan F. Schultz
Chairman, President and CEO



Expanding our Product Portfolio


COLGATE-PALMOLIVE
Celebrando
La Cultura Hispana
Colgate
ACTIVE ANGLE
75¢
$1.00
Fab

How do we Connect with the Fastest Growing Segment of the Population?

Valassis paired its print promotional expertise with Papel Media's robust Hispanic database and newspaper network in 2002 to test market a Hispanic FSI. Delivered to 3.2 million readers of top Spanish-speaking newspapers in leading Hispanic markets, this FSI will publish on four dates in 2003.

Mass

Connective Media™ Solutions

Products which provide
mass reach
at a **low cost**

Valassis' mass-distributed products provide high quality and unparalleled reach at a low cost. The free-standing insert (FSI), a four-color, multi-page booklet featuring coupons, refunds, sweepstakes and other promotional advertising, is distributed via Sunday newspapers across the country. The FSI, Valassis' flagship product, reaches over 69


Look inside for Special Savings from these friends of Ronald McDonald House Charities
Comcast

Research conducted in 2002 found that brands associated with themed events, such as this Ronald McDonald House Charities® themed FSI, experience heightened awareness.

million households at one time and has a call to action as consumers actively look for, clip and use coupons. The FSI remains the main source of the nation's coupons, representing 88.5% of all coupons distributed.[1]

Despite continuing uncertainty in the economy, the FSI industry grew industry pages 2% in 2002. Valassis, whose strong foundation has its roots in the FSI, produced 45 co-op inserts in 2002. Our largest customers drove our FSI business, specifically in the second half of 2002. Our added sales focus provided greater growth with our top 11 consumer packaged goods (CPG) customers increasing business with us. There was an increased interest in:

- **Retail Connection**®, a four-color newspaper insert that allows for retailers and their CPG manufacturer partners to run fully integrated print promotions that can be linked to FSIs or solo inserts. Additional CPG and retailer participation in this account-specific promotion led it to more than double revenue in 2002.

- **Themed Event FSIs**, attention-grabbing promotions in which a brand is associated with a common cause or event. Valassis produced five themed FSIs in 2002. Research conducted in 2002 found that brands associated with themed events experience heightened awareness. We expect this trend toward themed events to continue with five themed FSIs planned in 2003. Themes in 2003 include: got milk?®, March of Dimes, Hot Summer Cool Prizes!, Chance of a Lifetime Sweepstakes and Ronald McDonald House Charities®.

date flexibility and exclusivity for their brands. They average fewer pages than an FSI and therefore have a lower profit margin than the co-op insert.

In 2002, Valassis and Papel Media identified an opportunity to target consumers in the Hispanic market. The Hispanic community is growing at a faster rate than the general

High Quality + Low Cost + Unparalleled Reach = Mass Solutions

Additionally, Valassis' flexible themes provide customers with tie-in opportunities that can add value to an FSI promotion and in-store activity. Customers also can choose from an extensive list of today's hottest entertainment, retail and sports-related properties.

- **Custom Co-ops**, which are multi-page booklets featuring many brands from a single corporation. Custom co-ops offer customers

population, according to U.S. Census data, and represents more than $450 billion in buying power. By utilizing our extensive database, we can reach more than 14 million members of the Hispanic


Digital Pictures
Kodak PLUSDigital
Get $2
YOUR FINAL COST $6.99

Retail Connection® connects retailers and their brand partners.

community through a wide variety of promotional products.

Our unrivaled targeting capabilities help our customers to further segment this growing population. We expect our Hispanic initiative to more than double in revenue as marketers recognize the potential of this untapped and rapidly growing population and begin to specifically



The Valassis QuickQuote Planning System™ provides instantaneous quoting and complete campaign management. More than 50 demographic targeting variables may be used to create tailored newspaper print campaigns.

budget for promotions in this market. Valassis also produces specialty FSIs, one which offers extended reach to 5.4 million households in smaller rural counties and another which reaches more than 5 million Canadian households[2] through weekend, home-delivered newspapers.

Additionally, Valassis offers customers the ability to run their promotional advertising directly on the pages of newspapers in niche markets. Throughout the Company's 32 years, it has built business relationships with some 13,000 newspapers. Valassis experienced 29% growth in its run of press (ROP) on-page advertising business in 2002 due to additional sales focus. The short lead time associated with this business, combined with the technological advancements the Company has made, make this medium attractive for last-minute marketing decisions, particularly with advertising agencies.

In late 2001, we launched the Valassis QuickQuote Planning System™, an on-line media tool that allows our customers to efficiently design, estimate and place on-page newspaper advertising. This system provides instantaneous quoting and complete campaign management. QuickQuote's

Specialty Products Network offers customers numerous ROP specialty options including gatefolds, TV books, adhesive notes, special sections and more. QuickQuote is representative of Valassis' commitment to its customers, allowing them to create tailored newspaper print campaigns using more than 50 demographic targeting variables to reach the right audiences with the right messages.

Outlook

The underlying fundamentals and trends in our business remain strong, including an increase in customer demand, a favorable cost structure and substantial cash flow. During the second half of 2002, we saw strong industry page growth in the FSI, which we anticipate will continue in 2003. Also, our added sales resources will continue to drive growth in on-page newspaper advertising in 2003. Competitive pricing pressure will cause Valassis to experience reduced market share in 2003. We anticipate this temporary shortfall in FSI market share will result in lower earnings per share. Going forward, we are committed to improving market share to traditional levels of approximately 50%. As a result of decreased market share, Valassis will publish on 40 dates in 2003. We also expect to publish a similar number of custom co-ops in 2003 as we did in 2002.

Valassis will continue to expand our product portfolio and broaden our customer base, implementing closed-loop solutions.

[1] 2002, NCH Marketing Services, Inc.

[2] In 2003, revenues from Valassis Canada will be reported under International & Services


Sunday News
City Welcomes Outdoor Market

The free-standing insert (FSI), which has become Valassis' flagship product, reaches over 69 million consumers at one time.



Cluster Targeted

Connective Media™ Solutions

Products **targeted** around **geographic &** **demographic** clusters

Broadening our Customer Base


OLD NAVY

What can Other Customer Segments Learn from the Franchise Food Industry?

The franchise food industry has provided a marketing blueprint for new customer segments for our cluster targeted solutions. In 2002, this customer base grew to include specialty retail, telecommunications, computer and automotive. These solutions help build awareness, recall, trial and response by targeting the right audience with a focused message across a diversified customer base.

In today's competitive marketplace, information is key. Our experts work with our customers to understand their marketing objectives and develop targeting strategies to achieve those objectives. Cluster targeting is our ability to use both quantitative and qualitative data to identify and efficiently reach a defined audience with a relevant advertising or promotional message. We combine the use of several data sources and segmentation and mapping systems to determine the best vehicle and circulation. Valassis' cluster targeted products build brand leadership in key markets and meet marketing objectives that require significant product awareness, recall, trial and response.


Esta noticia te va a alegrar el día.

Valassis and General Motors executed an integrated Hispanic program utilizing a Solo Insert, Direct Mail and Brand Bag+™ coupled with radio and TV.

These products include sampling, newspaper polybag advertising and Solo Inserts. Our sampling products experienced lower revenues due to fewer new product introductions and reduced discretionary spending in 2002. However, in 2003, we anticipate increased activity in new product introductions, which should positively impact sampling and advertising.

Our fulfillment center also offers complete sampling and promotion fulfillment services including quoting, coordination and full execution. Valassis Promociones, based in Mexicali, Mexico, specializes in hand-assembly work of any kind, processing millions of pieces per week at competitive rates.

New in 2002, Valassis and General Motors teamed to execute an integrated Hispanic program utilizing a Solo Insert, Direct Mail and Brand Bag+™ coupled with radio and TV. Brand Bag+™ is a high-impact, full-color polybag billboard with a perforated space on the end of the polybag for a coupon, sample or other promotion. Valassis also continued to build strong relationships with large retailers using the polybag program to target their messages to consumers in proximity to their locations.

Other sampling/advertising products include Newspouch®, a full-color polybag billboard that advertises a brand and includes a heat-sealed pouch and a sample or brochure; Newspac®, a single-advertiser, four-page product brochure with a removable flat-pack sample; and Brand Bag™, a polybag billboard that surrounds home-delivered newspapers.

Direct-to-Door offers one more way to reach consumers in their homes with product samples or advertisements. Targeting can be done at the block group or zip code level, available around store locations or other distribution sites with promotions delivered directly to consumers' doors.

Build Brand + Target Consumers = Cluster Targeted Solutions

Another successful integrated program in 2002 partnered Valassis with a large computer company. Multiple Solo Inserts were distributed via newspapers as part of a campaign, which also incorporated television and broadcast into its marketing plan. The Valassis Solo Insert is a full-color, single advertiser free-standing insert delivered via the newspaper. Specialty formats and creative options include coupon books, die-cuts, oversized, calendars, magnets, scratch and sniff, rub-offs and decoder patterns. Solo Inserts experienced some pressure due to the soft ad environment; however, the product line began showing steady



Consumer Navigator™ is designed to predict consumer response to incentives.

improvement beginning in the second quarter of 2002 and ended the year with their largest quarter ever in the fourth quarter of 2002.

The experience derived from franchise food customers such as Burger King, McDonald's and Pizza Hut has provided a marketing blueprint for new industries and customers such as Gateway, AT&T Broadband, Verizon, Transworld Entertainment, O'Reilly Auto Parts, Old Navy and Sherwin Williams. In 2002, Valassis was able to extend reach in many brand categories beyond quick-service restaurants, a traditional category among these products.


MELTS,
MELT.
MELTS,
AS THE NAME SUGGESTS,
MELT.

Franchise food customers have provided a marketing blueprint for new industries incorporating cluster targeted promotions in their marketing plans.

Cluster targeted customers are generally derived from five categories:

- **Franchise Food**
- **Specialty Retail**
- **Telecommunications**
- **Computer**
- **Automotive**

Valassis' cluster targeted products experienced tremendous growth in the specialty retail category, which was targeted for its high potential. This growth was driven by more efficient media buys and Valassis' advanced and extensive targeting capabilities. This category includes retailers who also have store locations such as Burlington Coat Factory, Factory 2-U and the Gap. Overall, cluster targeted business was up slightly in 2002 versus 2001. Activity in the second half of 2002 and continued growth in Solo Inserts, are an indication of the growth anticipated in 2003.

Outlook

Capitalizing on the fact that our marketing knowledge can benefit a broad range of customers, Valassis identified growth categories in 2002 such as the specialty retail sector. Valassis will continue to refine these growth areas, which are rich in opportunity, as well as grow the franchise food category, a customer segment key to building our cluster targeted business.

We anticipate our cluster targeted business will grow 10-15% in 2003 with the specialty retail category continuing to take the lead. This category is vital to cluster targeted growth. More than any other customer segment, the specialty retail sector requires significant newspaper-specific data, and with our strong customer focus, we are committed to meet their targeted needs.

Solo Insert revenues should grow in 2003 due to an expanded customer base and polybag sampling/advertising should benefit from expected increased new product introductions.


Stuffed Crust

Direct-to-Door offers another effective way to reach consumers in their homes with product samples and advertisements hung on their doors.

1 to 1

Connective Media™ Solutions

Products and services
that pinpoint
individuals to
build loyalty
to a brand



Enhancing Technology, Information & Analytics



Where is the Next Generation of Consumer Promotions Taking Us?

Data-driven, 1 to 1 solutions provide strategic marketing intelligence to achieve brand loyalty and drive repeat sales. 1 to 1 solutions include customized communications, sweepstakes and security services, proprietary software, extensive databases and leading customer relationship marketing programs – all used to send the right message to the right audience.

Valassis' 1 to 1 Solutions Division is a data-driven solutions partner providing strategic marketing intelligence and communication services. This division offers valuable customer segmentation, program analytics and turnkey executional services to maximize sales profits and long-term consumer relationships. Our 1 to 1 Solutions Division is comprised of:


FROM OUR HOUSE TO YOURS
OUR WARMEST THANKS FOR ENJOYING MAXWELL HOUSE
MAXWELL HOUSE
SAVE $1.00

Consumer packaged goods customers drove the Direct Mail business in 2002. Valassis' Direct Mail Advertising and Sampling business more than doubled revenues in 2002.

- *Direct Mail solo, continuity and database programs*
- *PreVision Marketing, an integrated agency, analytic and technology firm in the customer marketing arena*
- *Promotion Watch sweepstakes and security services*[1]
- *Valassis Relationship Marketing Systems (VRMS), offering promotions based on grocery frequent shopper data*

Valassis began building its 1 to 1 initiative two and a half years ago. This division generated $37 million in revenues for Valassis in 2002 and we anticipate continued growth in 2003. Through acquisitions and a direct mail program built in-house from a zero-dollar base, we expect the 1 to 1 Solutions Division to be the Company's fastest growing business segment.

In 2002, the direct mail advertising and sampling business more than doubled revenues. CPG customers fueled growth in the direct mail business in 2002, coupling this 1 to 1 solution with print and broadcast promotions as part of integrated marketing plans. This business utilizes a variety of data sources including intelligence gathered from the 49 million household frequent shopper database at VRMS. To support the growth in our direct mail business, in 2002, we invested in machinery and technology that provide added security and confidentiality for our customers.

General Motors continued its data-driven direct mail campaign in 2002, which utilized information from the Aztec Code proprietary reporting system. The Aztec Code is a two-dimensional bar code that captures unique customer data.

representing the up-and-coming cooperative customer relationship marketing solution in the marketplace today. Based on both qualitative and quantitative consumer research and to better align with our grocery customers, in 2002, Shopper Connection™ evolved into a customized cooperative. While still offering the same benefits to our CPG customers, the new format is individualized to meet grocery retailers'

Right Offer + Right Customer = 1 to 1 Solutions

Strengthening our commitment to 1 to 1 marketing, Valassis increased ownership in VRMS to 88%, effective July 1, 2002 and we purchased the remaining 12% in February of 2003.

VRMS' Shopper Connection™, a mailer targeted using data from our top household frequent shopper database and sent to retailers' best customers, grew 239% in 2002. The Shopper Connection™ exemplifies Valassis' entrepreneurial spirit,

specific needs and provide incremental value to their top shoppers.

VRMS' and PreVision's software earned both companies ranking on *Software* Magazine's Software 500 list of foremost software and service providers.


SAVE 55¢
SAVE 55¢
SAVE $1.00
SAVE $1.00
SAVE $1.25
VRMS' Shopper Connection™ grew 239% in 2002.


Shopping Mart
REWARDS

Valassis' ability to manage, analyze and utilize frequent shopper data drives business for our customers.

PreVision, Valassis' CRM agency, added to its roster of blue-chip retail accounts in 2002. The Company successfully penetrated the new customer segments identified as key opportunities for growth in 2003 including the pharmaceutical, financial services, luxury and hospitality industries. PreVision also entered into a strategic alliance in 2002 resulting in a key agreement with Catuity to provide end-to-end loyalty solutions to the mid-tier retail market. Product development continued with significant new releases including digital asset management and mapping capabilities. The PreVision technology group created a new consumer response-oriented e-marketing practice within PreVision using proprietary e-mail composing tools and delivering over 250 e-mail campaigns in 2002.

We continue our long-term interest in the Internet by providing on-line couponing and marketing services in Canada through our investment in Coupons, Inc.

Promotion Watch, another component of 1 to 1, provides security, planning, legal services and execution of print, sweepstakes and chance promotions. Like our direct mail business, Promotion Watch mirrors Valassis' entrepreneurial beginnings. Reflective of the recessionary times, Promotion Watch's business was down in 2002. However, sales activity in the fourth quarter of 2002 and in early 2003 lead us to believe this business will grow in 2003.

Outlook

In 2003, Valassis expects to grow the four product lines that comprise 1 to 1 Solutions, resulting in 25-30% overall revenue growth. We anticipate our customers' interest in our direct mail capabilities will continue to drive growth in that product line in the future. Additionally, growth from Shopper Connection™ and VRMS' proprietary software is expected to continue in 2003, which will reflect a full year of consolidated financials.

[1] In 2003, revenues from Promotion Watch will be reported under International & Services

NCH Marketing Services, Inc.

Passport to *the* Future

In February of 2003, Valassis acquired NCH Marketing Services, Inc. NCH is a global leader in both coupon processing and promotion information management with customers including many of the world's largest retailers and manufacturers. The Company leads the industry with innovative electronic marketing products, services and software.

The combined product and services base of both companies allows Valassis to provide even more integrated marketing solutions to our customers and further supports Valassis' Vision of being an innovative, integrated marketing solutions leader throughout the world. This acquisition provides us with the ability to not only integrate our products and services, but also to plan, target, execute, report and analyze a promotion all under one corporate roof.

With a strong customer focus, extensive data analytic capabilities, innovative electronic products and proprietary software solutions, NCH complements Valassis' business and Vision strategies. Both companies strive to continually improve the promotional performance of customers through consultative selling, data analysis and the increased use of technology.

Valassis now has an international platform to expand the geographical reach of our products and services. NCH has a strong presence and has built a solid reputation in the United States, Europe and Mexico. The Company offers established European marketing services and has profitable operations throughout Europe, offering both coupon clearing and marketing services products there. NCH's 30 years of international experience provides a passport to the future for Valassis' promotional product portfolio abroad.


PASS



Valassis *Strategies*

We started out as a one-product, one-customer segment business. Today, we are a growing multi-product consumer promotion company, and our products benefit customers in a broad range of industries. Our Vision sets forth the following strategies to grow and return value to our shareholders:

- *Enhancing the use of technology, information and analytics*
- *Growing and evolving our existing businesses*
- *Broadening our customer base*
- *Expanding our product portfolio*
- *Collaborating to make integrated solutions and team selling a reality*
- *Containing our costs*
- *Leveraging our financial resources*
- *Unleashing the innovation and talent of our people*

While these strategies provide a strong foundation for growth, we also work diligently to determine the best use of the significant cash flow we generate. In early 2003, we acquired NCH Marketing Services, Inc., which enhances our marketing capabilities and builds


Risk Taking
Customer Focus
Employee-Oriented
Innovation
The Valassis Vision

an international presence for Valassis. Additionally, Valassis is committed to:

- **Share Repurchase:** Over the last six years, Valassis has reinvested in our Company by authorizing four consecutive 5-million share repurchase plans.

- **Customer Operations and Manufacturing Efficiencies:** In 2002, Valassis consolidated all of its operational expertise to provide an efficient and effective customer-focused operational structure. We also saw improved printing efficiencies in our manufacturing facilities resulting from capital improvements made in 2002. We increased product capabilities through press enhancements and added a second high-speed MAN Roland printing press in 2002, which is double the efficiency of its earlier predecessors. A third highly efficient MAN Roland printing press will be installed in early 2003.

- **Containing Paper Costs:** Paper costs continued to be favorable in 2002. Valassis negotiated long-term contracts with key paper suppliers for both our retail and services and free-standing insert paper needs.

- **Technology-based Marketing:** What sets Valassis apart from our competitors is our ability to take the vast data intelligence we have and combine it with our marketing expertise. Introduced in 2002, Consumer Navigator™ is a proprietary segmentation system that enables marketers to target U.S. households based on their purchase behavior. Built at the household level, it captures the relationship between a household's life stage, neighborhood, home ownership, expenditures for products and their response to incentives. Similarly, Target Navigator™ identifies high-potential consumers and selects the best media and circulation. Customer relationship marketing software – MarketEXPERT XR™, TargetEXPERT XR™ and PREVISIONWARE™ – offer a comprehensive package that combines an integrated multi-channel database with a full portfolio of web-based customer marketing applications.


The New Millennium

Employees working toward *our* Vision

Entrepreneurial in spirit, Valassis has built a strong foundation by encouraging innovation, taking risks, placing customers first and empowering employees to be their best. Employees are dedicated to the strategies that have grown the Company from a small printing business in 1970 to the marketing solutions company it is today, traded on the New York Stock Exchange.

All employees have stock options, so as owners, employees' interests are aligned with those of Valassis' shareholders. Employees have a vested interest in the business, and the Company has made it a priority to involve employees in the business plan through focus groups and regular employee communications. Each year employees are updated on the Valassis Vision, the Company's strategic business plan. All employees work toward a common goal and share the Company's Vision to become an innovative and integrated marketing solutions company focused on our customers in a broad range of industries.


DIVERSITY
COUNCIL


VALASSIS
GIVING
COMMITTEE



Valassis' Diversity Councils, Giving Committee and Vision Awards Review & Selection Committee are evidence of strong employee involvement.

Teamwork and involvement are hallmarks at Valassis. Employee-driven committees include the:

- **Diversity Councils**, which have raised awareness to new worlds and helped devise recruiting and training initiatives. Councils at our Michigan, Wichita, Kansas and Durham, North Carolina facilities have played key roles in recruiting, educating and creating an inclusive work environment.

- **Giving Committee**, a volunteer committee, representing all facets of our business. Employees map out the best way to distribute the Company's charitable dollars. They chart the course for the Company's giving. We believe in being a good corporate citizen, and in 2002, employees also raised more than $46,000 for the American Diabetes Association as our national charity.

- **Vision Awards Review & Selection Committee**, which selects employees to be recognized with company-wide awards. The Vision Awards are just one of a multitude of rewards and recognition programs in place as Valassis recognizes the values that best illustrate what the Company is all about.

Employee-oriented, Valassis strives to create a family-friendly work environment. Valassis has a strong culture where open communication is encouraged, ingenuity and independent thinking are embraced and everyone is focused on the customer. This translates into success and added shareholder value.

These employee practices have earned Valassis recognition from *Fortune* magazine for six consecutive years as one of the "100 Best Places to Work for in America," and in metropolitan Detroit where Valassis is headquartered, as one of the "101 Best & Brightest Companies" and by *Crain's Detroit Business* as "One of the Best Places to Work in Southeast Michigan."

Distinguished Board of Directors

In 2002, the Valassis Board of Directors developed a corporate governance compliance plan as a result of the new laws and rules emanating from the NYSE, the SEC and the Sarbanes-Oxley Act. Actions taken included establishing a Corporate Governance/Nominating Committee and adopting or amending committee charters, corporate guidelines, certifications and new section 16(a) filing deadlines. The Board also affirmed that all of its six outside directors met the NYSE criteria for independence and all of its committees were correctly composed, including an Audit Committee with a qualified financial expert and two other members who are financially literate and experienced. The Valassis tradition of a conservative approach to matters of finance and corporate governance made for a smooth and unencumbered transition to these new laws and rules.



Patrick F. Brennan, (A) (C)
Retired President and CEO
Consolidated Papers, Inc.
Recognized business executive and leader in the paper industry for 33 years with Consolidated, the largest producer of coated papers in North America. Paper is one of Valassis' largest cost components. Expertise complements Valassis' strategic sourcing strategies.



Kenneth V. Darish, (A) (G)
Consultant
Advertising Industry

CPA with extensive financial and audit experience with Touche Ross & Co. Served as Senior Vice President and CFO at FCB Detroit. Brings wealth of business, advertising and financial expertise to Valassis.



Seth Goldstein, (A)
CEO
Majestic Research

Entrepreneur and forward thinker with Internet and technology-based businesses. Extensive knowledge and experience in this rapidly emerging industry complements Valassis' commitment to technology-based marketing.

Board Committees:
A - Audit Committee; **C** - Compensation/Stock Option Committee;
E - Executive Committee; **G** - Corporate Governance/Nominating Committee



Barry P. Hoffman
Executive Vice President and General Counsel Valassis

Joined Valassis in 1982. Leadership role in numerous legal and business initiatives and acquisitions as General Counsel. Recognized authority on promotion law, he helped found Promotion Watch. Leads legal, human resources and the Communications Center.



Dr. Walter H. Ku, Ph.D. (G)
Professor of Electrical and Computer Engineering University of California, San Diego

Internationally known scientist, published scholar and holder of patents in the field of electronic systems and systems controls. Visiting professorships in China and Taiwan. Consultant to businesses and governments worldwide. Brings a wealth of technical and international business experience.



Robert L. Recchia, (E)
Executive Vice President and Chief Financial Officer Valassis

Joined Valassis in 1982. Leadership role in numerous financial and business initiatives and acquisitions. CPA with audit experience with Deloitte and Touche. Leads Company's financial, accounting, information technology and media purchasing initiatives.



Marcella A. Sampson, (C) (G)
Retired Dean of Students and Director of Career Services Central State University, Ohio

Recognized nationally in the field of career development with 35 years of experience at one of the nation's leading Historically Black Colleges and Universities. Recipient of numerous awards in her field including recognition from the President of the United States.



Alan F. Schultz, (E)
Chairman of the Board, President and CEO Valassis

Joined Valassis in 1984. Leadership roles in finance, operations, marketing and sales. Developed Valassis' Growth Plan and leads the Company's Vision. CPA with audit experience with Deloitte and Touche. Named Chairman, President and CEO in 1998.



Ambassador Faith Whittlesey, (C) (E)
Chairman and President American Swiss Foundation

Distinguished career in government and law at the local, state and national levels. Served as U.S. Ambassador to Switzerland twice and a member of the senior White House staff. Brings a broad range of experience in business and government to Valassis.

Executive Committee

Alan F. Schultz
Chairman of the Board,
President and CEO

Barry P. Hoffman
Executive Vice President
and General Counsel

Robert L. Recchia
Executive Vice President
and Chief Financial Officer

MaryAnn D. Rivers
Executive Vice President,
Targeted Print & Media
Solutions

Richard P. Herpich
Executive Vice President,
Manufacturer Services

William F. Hogg, Jr.
Executive Vice President,
Manufacturing

Brian J. Husselbee
President and CEO
NCH Marketing Services, Inc.

Valassis Leadership Council

Larry A. Berg
Vice President, ROP and
Media Sales, Valassis Sales
& Marketing Services, Inc.

Suzanne C. Brown
Vice President, Sales
Development, Valassis Sales
& Marketing Services, Inc.

Amy S. Courter
Vice President,
Information Technology

Louis J. Czanko
Vice President, Retail Sales
Valassis Sales & Marketing
Services, Inc.

Franklyn J. Farace
Vice President, Western
Sales, Valassis Sales &
Marketing Services, Inc.

Blaine G. Gerber
Vice President, Durham
Printing, Valassis
Manufacturing Company

Ronald L. Goolsby
Vice President, 1 to 1
Solutions

Suzanne E. Griffin
Chief Executive Officer
Valassis Relationship
Marketing Systems, LLC

Timothy J. Halfmann
Vice President, Midwest
Sales, Valassis Sales &
Marketing Services, Inc.

Marcia L. Hyde
Vice President,
Human Resources and
Communications Center

Michael F. Kowalczyk
Vice President, Northeast
Sales, Valassis Sales &
Marketing Services, Inc.

Ruth N. Libbey
Vice President, Customer
Operations, Valassis
Manufacturing Company

Wan Ling Martello
Chief Financial Officer &
Chief Operating Officer, NCH
Marketing Services, Inc.

Robert A. Mason
Vice President of Sales,
Targeted Print & Media
Solutions, Valassis Sales
& Marketing Services, Inc.

Sandra L. Robinson
Vice President and
Assistant General Counsel

Linda J. Schalek
Vice President and Controller

Stephen L. Swanson
Vice President of Sales, 1 to 1
Solutions, Valassis Sales &
Marketing Services, Inc.

Aaron Z. Trager
Vice President, Richard N.
Anderson Printing, Valassis
Manufacturing Company

Michael A. Wood
Vice President, Wichita
Printing, Valassis
Manufacturing Company

Gary A. Yost
Vice President, Marketing
Valassis Sales & Marketing
Services, Inc.



Form 10-K

A copy of the Valassis Annual Report on Form 10-K filed with the Securities and Exchange Commission for fiscal 2002 is available on the Company website, www.valassis.com, or at:
Investor Relations
19975 Victor Parkway
Livonia, MI 48152
(734) 591-3000

Stock Exchange Listing

New York Stock Exchange (NYSE)
Ticker Symbol: VCI

Transfer Agent and Registrar

Inquiries regarding stock certificate holdings, changes in registration or address, lost certificates and other shareholder account matters should be directed to Valassis' transfer agent:
National City Bank
Corporate Trust Operations
P.O. Box 92301, Dept. 5352
Cleveland, Ohio 44193-0900
(800) 622-6757



Annual Meeting
Shareholders are invited to attend the Company's annual meeting, to be held Tuesday, May 13, 2003 at 9:00 a.m. (EDT) at Valassis Headquarters, 19975 Victor Parkway, Livonia, MI 48152

Quarterly Calendar
Quarterly reporting periods end:
March 31, 2003
June 30, 2003
September 30, 2003
December 31, 2003

Written by: Cindy Hopman, Valassis

Designed by: Heidi Rock, Dawn Chura & Natalie Simovski, Valassis

Prepped and printed using computer-to-plate technology by: Valassis' Customer Operations Division, Plymouth, Michigan and Richard N. Anderson Printing, Livonia, Michigan

Paper: UPM Finesse 220, 67.6# for the text and UPM Finesse 300, 81.5# sheetfed cover stock

Valassis offers a wide range of marketing services to consumer packaged goods manufacturers, retailers, technology companies and other customers with operations in the United States, Europe, Mexico and Canada. Valassis' Connective Media℠ portfolio includes: newspaper advertising & inserts, sampling, direct mail, 1 to 1 marketing programs, coupon clearing and consulting and analytic services. Valassis has been listed as one of *Fortune* Magazine's "Best Companies to Work for in America" for six consecutive years. Valassis subsidiaries and investments include Valassis Canada, PreVision Marketing®, LLC, Coupons, Inc, Promotion Watch, Valassis Relationship Marketing Systems, LLC and NCH Marketing Services, Inc. For additional information, visit the company website at http://www.valassis.com.

Certain statements found in this document constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: price competition from the Company's existing competitors; new competitors in any of the Company's businesses; a shift in customer preference for different promotional materials, strategies or coupon delivery methods; an unforeseen increase in the Company's paper costs; economic disruptions caused by terrorist activity, armed conflict or changes in general economic conditions; or changes which affect the businesses of our customers and lead to reduced sales promotion spending. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

VALASSIS FORM 10-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

FOR THE PERIOD ENDED DECEMBER 31, 2002

Valassis®



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

_X_ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002 or

______ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-10991

VALASSIS COMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in its Charter)

DELAWARE	38-2760940
(State of Incorporation)	(IRS Employer Identification Number)

19975 Victor Parkway
Livonia, MI 48152
(address of principal executive offices)
Registrant's Telephone Number: (734) 591-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Exchange on which registered
Common Stock, par value $.01 per share	New York Stock Exchange
6 5/8% Senior Notes Due 2009	Not Applicable
Zero Coupon Convertible Notes Due 2021	Not Applicable

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and, (2) has been subject to such filing requirements for the past 90 days:

Yes __X__ No ______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes __X__ No ______

As of March 14, 2003, there were 52,013,017 shares of the Registrant's Common Stock outstanding. As of such date, the aggregate market value of the voting and non-voting stock held by non-affiliates* of the registrant was $807,775,000.

The applicable portions of the Company's Proxy Statement for the 2003 Annual Meeting of Stockholders to be held on or about May 13, 2003 are incorporated by reference herein into Part III of this Annual Report on Form 10-K.

* Without acknowledging that any individual director or executive officer of the Company is an affiliate, the shares over which they have voting control have been included as owned by affiliates solely for purposes of this computation.

PART I

Item 1. Business

The Company

Valassis leads the marketing services industry by connecting people to brands through our wide range of products and services offered to a variety of premier manufacturers and retailers. We are committed to growing our existing customer base and providing integrated solutions to maximize the efficiencies and effectiveness of promotions for our customers.

We offer a broad array of Connective Media solutions with mass, cluster targeted and 1 to 1 reach, including:

Mass Marketing Products:

- Free-Standing Inserts ("FSIs") - four-color promotional booklets containing the coupons of multiple advertisers that are distributed by us to over 59 million households through Sunday newspapers;
- Run of Press ("ROP") - promotions printed directly on the pages of up to 13,000 newspapers;

Cluster Targeted Marketing Products:

- Newspaper-delivered Product Sampling - samples machine-inserted into newspapers or placed in a polybag around the newspaper;
- Newspaper Polybag Advertising - full-color advertising message on a newspaper polybag without a sample;
- Solo Newspaper Inserts - specialized promotion programs for single advertisers.

1 to 1 Solutions:

- Direct Mail Sampling/Advertising - high-impact, personalized communications and product samples aimed at the right target audience;
- Customer Relationship Marketing ("CRM") software, consulting and agency services;
- Internet-delivered promotions;
- Security consulting services.

Mass Marketing Products

Free-Standing Inserts (FSIs)

The majority of the consumer purchase incentives that we publish are featured in cooperative FSIs, which are four-color promotional booklets printed by us at our own facilities and distributed through Sunday newspapers. Cooperative FSIs are booklets containing promotions from multiple advertisers. We produced our first FSI in 1972. In 2002, we inserted our cooperative FSIs in the Sunday edition of over 525 newspapers with a combined average newspaper circulation of nearly 59 million on 44 publishing dates. By comparison, there were approximately 105.5 million households in the United States, according to the latest information published by the U.S. Census Bureau.

As a natural extension of our U.S. business, Valassis Canada publishes the Shop & Save FSI in Canada. The Shop & Save FSI is distributed to approximately 5 million Canadian households through weekend home-delivered newspapers. In addition, Valassis produces a specialty FSI for smaller rural communities, reaching 5.4 million households in the U.S., as well as a Hispanic FSI reaching 3.2 million readers in the top Spanish-language newspapers.

Most FSI sales are made significantly in advance of program dates. We typically announce our annual publication schedule approximately 12 to 18 months in advance of the first publication date and clients may reserve space at any time thereafter. Marketing Services Consultants work closely with clients to select their FSI publication dates from our schedule and coordinate all aspects of FSI printing and publication, as well as to obtain commitments from customers in the form of signed contracts. Our proprietary order entry and ad placement software allows us to produce as many different FSI versions as clients require, typically over 240 different layout versions per publication date. By offering different versions in different markets, we offer our clients greater flexibility to target precise geographic areas or tailor promotional offers to particular markets by varying coupon values, promotion copy and terms of the promotional offer.

At the end of the selling cycle for each cooperative FSI program, there is generally space in the booklet that has not been sold. This remnant space is sold at a discount, primarily to direct mail marketers, who are placed on a waiting list for space that may become available. We select direct mail marketers as remnant space clients on the basis of a number of factors, including price, circulation, reputation and credit-worthiness. Remnant space clients are subject to being "bumped" in favor of a regular price client in need of space at the last minute. Remnant space sales are included in total cooperative FSI sales for financial reporting purposes.

Total cooperative FSI sales during the year ended December 31, 2002 were $575.8 million, or 67.5% of our total revenue. The top ten FSI customers accounted for approximately 35% of FSI sales during the year ended December 31, 2002, and no single customer accounted for more than 10% of FSI sales during the same period.

Run of Press (ROP)

We offer our customers the ability to run their promotional advertising directly on the pages of approximately 13,000 newspapers. The short lead time associated with this business makes this medium attractive for last minute marketing decisions.

Media (newspaper placement fees) is the major cost component of ROP distribution, which generally accounts for approximately 98% of our total direct ROP costs. We believe that our clients use us to place ROP because of our ability to negotiate favorable media rates, our well-developed production and national network placement capabilities, and our capacity to execute integrated FSI and ROP programs.

Industries participating in our ROP business include but are not limited to: Automotive, Consumer Packaged Goods, Entertainment, Financial, Health Services, Restaurants, Telecommunications, Tobacco, Transportation Services, U.S. Military and their respective advertising and promotion agencies. Our total ROP sales were $41.1 million during the year ended December 31, 2002, or 4.8% of our total revenue. The top ten ROP customers accounted for 81% of the ROP sales during the same period. Two ROP customers accounted for 34% and 24% of ROP revenue, respectively.

Cluster Targeted Products

The Targeted Print and Media Services ("TP&MS") Division comprises the following products and services:

Solo Newspaper Inserts

Valassis offers its clients specialty print promotion products in customized formats such as die-cuts, posters and calendars, as well as traditional FSI formats. Because these promotions feature only one manufacturer (referred to as "solos"), the customer has the ability to create a completely individualized promotion. This allows customers the flexibility to run promotions any day of the week in any newspaper throughout the United States. We specialize in producing turnkey promotions for franchise retail marketers, such as fast food chains, allowing orders to be placed on a national, regional or local basis.

Product Sampling and Advertising

We offer newspaper-delivered sampling products that gives manufacturers the ability to cost-effectively reach up to 65 million households in one weekend. Samples can either be machine-inserted into newspapers (Newspac®), placed in a polybag around the newspaper, or pre-sealed in a pouch that forms part of the polybag (Newspouch®). In addition, Brand Bag and Brand Bag+ offer marketers the opportunity to deliver an impactful advertising message on a newspaper polybag without a sample included. The bags feature the customer's advertising with the option of a weather-resistant tear-off coupon. We increased our competitive advantage in 2000 with the purchase of the consumer direct-to-door product sampling arm of Alternative Marketing Networks.

In 2002, cluster targeted products generated total revenue of $198.5 million, or 23.3% of our total revenue. The top ten clients accounted for approximately 42% of cluster-targeted sales during the year ended December 31, 2002. No single customer accounted for more than 10% of cluster targeted sales during the same period.

1 to 1 Solutions

1 to 1 Solutions allow companies to understand consumer purchase behavior and to use that information to deliver intelligent, targeted promotions. The goal is to provide retailers with a turnkey service that builds long-term consumer relationships and increases profitability. 1 to 1 Solutions revenue in 2002 totaled $36.9 million. The top ten clients accounted for approximately 50% of 1 to 1 Solutions revenue in 2002, with one client accounting for approximately 10% of 1 to 1 Solutions revenue during the same period. Our 1 to 1 Solutions division is comprised of:

Direct Mail

Valassis produces additional "solo" direct mail database marketing programs. These programs utilize the Company's internal variable image print capability, its Aztec Code technology and, in some cases, the VRMS shopper data list. Fueled by great interest in frequent shopper-based programs and solo programs utilizing multiple data sources, direct mail represents one of the fastest growing 1 to 1 products.

VRMS

During 1999, we made a strategic investment in Relationship Marketing Group, Inc., which was later reorganized into a limited liability company, (RMG). In August 2000, VNU Marketing Information and RMS, Inc. invested in RMG and RMG was renamed Valassis Relationship Marketing Systems (VRMS). In March 2003, we acquired the remaining interest in VRMS for $1 million and now own 100% of this entity. VRMS provides a consumer package goods-sponsored direct mail vehicle that uses proprietary software to target grocery retail frequent shopper households based on prior purchase behavior.

PreVision

In 2000, we purchased 80% of Boston-based PreVision Marketing®, a high-end, full-service CRM agency. Through PreVision we have the ability to analyze the information marketers collect in databases; make strategic recommendations; execute creative programs and analyze results.

Promotion Watch

Promotion Watch offers a variety of promotion security consulting services, including the execution of chance promotions such as sweepstakes and contests. We help clients with the entire process, from preliminary planning, through the writing of official rules, overseeing the printing and placement of winning pieces, and conducting background investigations of winners.

Competition

We compete in the cooperative FSI business principally with News America Marketing, a company owned by The News Corporation Limited. This competitor has substantially greater financial resources than we do. We compete for business primarily on the basis of the following:

- client service and sales relationships;
- price; and
- category availability.

We also compete with in-store marketing and other forms of promotional strategies or coupon delivery, and may compete with any new technology or products in the sales promotion field.

In the past, new competitors have tried to establish themselves in the FSI market. During such times, the number of FSI programs increased, which led to a meaningful decrease in the number of pages per FSI program. As a result, we experienced periods of intense price competition. These events had a material adverse effect on our financial performance in the past. If new competitors enter the FSI market or our existing competitor tries to increase market share by reducing prices, our financial performance could be materially adversely affected.

Although we believe that cooperative FSIs are currently the most efficient means of distributing coupons to the public, we compete with other media for the promotion and marketing dollars of our customers. It is possible that alternative media or changes in promotional strategies could make FSIs less attractive to our customers or could cause a shift in their preference to different promotional materials or coupon delivery modes.

Cluster targeted products compete with News America Marketing and commercial printers for print business, as well as Sunflower Marketing for polybag advertising and sampling.

We compete with several newspaper network groups in the ROP market. As there is no significant capital investment associated with this business, other competitors could easily enter the ROP market. An increase in the number of ROP competitors could result in a loss of market share.

Employees

As of December 31, 2002, we had approximately 1,556 full-time employees: 364 of these employees are on our sales, sales operations and marketing staff; 1,027 are involved in manufacturing and operations; 37 are on our management information systems staff; and 128 are involved with administration. None of our United States employees are represented by a labor union. We consider labor relations with employees to be good and have not experienced any interruption of our operations due to labor disagreements.

Segment Reporting

For segment financial information for the years 2002, 2001 and 2000, see the table titled "Results of Operations" presented on page 11 under "Management's Discussion & Analysis of Financial Condition & Results of Operations" and in Note 14 of the "Notes to Consolidated Financial Statements" under Item 8 "Financial Statements and Supplementary Data."

NCH Acquisition

On February 13, 2003, Valassis acquired 100% of the capital stock of NCH Marketing Services, Inc. ("NCH"). NCH had unaudited sales of $72 million for the twelve months ended December 31, 2002. The business description in Part 1 of this Form 10-K excludes NCH. See Footnote 17 in the Notes to Consolidated Financial Statements for additional disclosure.

Availability of Filings

Valassis makes all of its reports filed under the 1934 Securities and Exchange Act available, free of charge, on its website at www.valassis.com, as soon as reasonably practicable after we electronically file with the Securities and Exchange Commission.

Item 2. Properties

Our principal executive offices are located in a leased office complex in Livonia, Michigan. We also lease sales offices in Los Angeles (Seal Beach), Chicago (Schaumburg), Dallas, Minneapolis, Connecticut (Shelton), and various other localities.

We operate three printing facilities. We own the Livonia printing facility, which consists of approximately 225,000 square feet and includes cluster-targeted products operations, printing and warehouse facilities. We also own printing facilities in Durham, North Carolina and Wichita, Kansas, consisting of approximately 188,000 square feet and 138,000 square feet, respectively. In addition, we lease a facility in Plymouth, Michigan, which houses our pre-press operations and a facility in Mexico, which houses our fulfillment operations. These facilities generally have sufficient capacity to handle present volumes although, during periods of unusual demand, we may require services of a contract printer. The properties described exclude those of NCH.

Item 3. Legal Proceedings

On July 27, 2001 a federal court jury returned a verdict against Dennis D. Garberg & Associates, Inc. d/b/a The Sunflower Group (Sunflower) awarding the Company $16.6 million which included damages for past and future lost profits. The lawsuit, brought by the Company against Sunflower in February of 1999, asserted that Sunflower wrongfully obtained proprietary information from the Company's newspaper delivered sampling business. On April 5, 2002, after a series of post-trial motions, the Court granted remittitur and entered a total judgement of approximately $5.4 million. On August 30, 2002, the Court vacated its judgment after remittitur and ordered a new trial on damages. A reasonable estimation of the Company's ultimate recovery cannot be made at this time and the Company has not recorded any amount in its financial statements.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Market for Registrant's Common Stock and Related Stockholder Matters

The Company's common stock is traded on the New York Stock Exchange (ticker symbol VCI). The approximate number of record holders of the Company's common stock at December 31, 2002 was 244.

High and low stock prices during the twelve months ended December 31, 2002 and 2001 were:

	2002		2001	
	Sales Price		Sales Price	
Quarter Ended	High	Low	High	Low
March 31	$ 39.2000	$ 33.5000	$ 34.4000	$ 28.7000
June 30	41.2800	35.8000	37.3500	28.0000
September 30	40.0000	30.8000	37.3000	30.1900
December 31	36.0700	24.0000	36.3300	30.5000

Currently, the Company has no plans to pay cash dividends. In addition, should the Company change its dividend policy, the payment of future dividends would be dependent on future earnings, capital requirements and other alternate uses of cash.

Item 6. Selected Financial Data

(in thousands of dollars, except per share data)

	YEAR ENDED				
	December 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999	December 31, 1998
Net sales and other revenues	$853,019	$849,529	$863,121[1]	$794,566	$741,383
Earnings before extraordinary loss	95,254	119,144	125,699	121,134	84,286
Total assets	386,079	363,025	325,717	247,205	232,014
Long-term debt, less current portion	257,280	252,383	325,490	291,354	340,461
Earnings per share before extraordinary loss, basic (2)	1.79	2.22	2.30	2.14	1.44
Net earnings per share, basic	1.79	2.20	2.30	2.02	1.21
Net earnings per share, diluted	1.77	2.17	2.27	1.97	1.19
Cash dividends declared per share	---	---	---	---	---
Ratio of earnings to fixed charges (3)	10.81x	10.74x	9.25x	7.98x	4.83x

(1) Includes $26.6 million related to net proceeds from a lawsuit settlement.

(2) As a result of early retirement of a portion of its public debt, the Company recorded a $1.3 million extraordinary loss (net of taxes) during the year ended December 31, 2001, a $6.9 million extraordinary loss (net of taxes) during the year ended December 31, 1999 and a $13.6 million extraordinary loss (net of taxes) during the year ended December 31, 1998, respectively.

(3) The ratio of earnings to fixed charges was computed by dividing (a) earnings before fixed charges, income taxes and extraordinary items by (b) fixed charges, which consist of interest expense, amortization of debt issuance costs and the interest portion of rent expense.

This information should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto appearing elsewhere in this Report. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," including specifically statements made in "Business Outlook" and elsewhere in this report on Form 10-K constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and to cause future results to differ from our operating results in the past. Such factors include, among others, the following: price competition from the Company's existing competitors; new competitors in any of the Company's businesses; a shift in customer preference for different promotional materials, promotional strategies or coupon delivery methods; an unforeseen increase in the Company's paper costs; economic disruptions caused by terrorist activity, armed conflict or changes in general economic conditions; or changes which affect the businesses of our customers and lead to reduced sales promotion spending. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GENERAL

Valassis derives revenues primarily from the sale of space in promotional materials printed on the Company's printing presses. The Company's prime cost components include paper, payments to newspapers for insertion of promotional materials (media), printing costs (including labor) and shipping.

Paper represents approximately 32% of the cost of products sold for the Company's FSI business. Valassis purchases a combination of coated and uncoated paper. To protect the Company against the risk of price fluctuations, a significant portion of our paper requirements is purchased from two paper companies under long-term contracts. These contracts limit the amount of increases or decreases (to approximately 10% in any twelve-month period) of the Company's cost of paper purchased from these suppliers. Such cost can be adjusted quarterly. As of January 1, 2003, approximately 90% of our FSI paper requirements are under long-term contract. The remainder of our paper requirement is bought pursuant to contracts that are typically three to six months in duration. The Company maintains on average less than 30 days of paper inventory.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain income and expense items from continuing operations and the percentages that such items bear to revenues:

	YEAR ENDED Dec. 31, 2002		YEAR ENDED Dec. 31, 2001		YEAR ENDED Dec. 31, 2000	
(dollar amounts in millions)	Actual	% of Revenues	Actual	% of Revenues	Actual	% of Revenues
Mass Marketing Products:						
FSI sales	$575.8	67.5%	$579.2	68.2%	$603.0	69.9%
ROP sales	41.1	4.8	31.9	3.7	25.7	3.0
Cluster Targeted product sales	198.5	23.3	197.1	23.2	191.6	22.2
1 to 1 solution sales	36.9	4.3	39.3	4.6	15.1	1.7
Other income	0.7	0.1	2.0	0.3	27.7	3.2
Revenues	853.0	100.0	849.5	100.0	863.1	100.0
Cost of products sold	538.6	63.1	541.4	63.7	527.5	61.1
Gross profit	314.4	36.9	308.1	36.3	335.6	38.9
Selling, general and administrative expenses	94.7	11.1	89.2	10.5	81.6	9.5
Loss on equity investments	1.7	0.2	4.1	0.5	14.9	1.7
Amortization of intangible assets	0.2	-	3.4	0.4	3.1	0.4
Goodwill and investment impairment charges	55.3	6.5	6.1	0.7	11.0	1.3
Operating earnings	162.5	19.1	205.4	24.2	225.0	26.0
Interest expense	13.3	1.6	17.7	2.1	22.9	2.6
Earnings before income taxes and extra-ordinary loss	149.2	17.5	187.7	22.1	202.1	23.4
Income taxes	53.9	6.3	68.5	8.1	76.4	8.8
Earnings before extra-ordinary loss	95.3	11.2	119.2	14.0	125.7	14.6
Extraordinary loss (net of taxes)	---	---	1.3	0.1	---	---
Net earnings	$95.3	11.2%	$117.9	13.9%	$125.7	14.6%

Calendar 2002 Compared to Calendar 2001

Total revenues were up 0.4% to $853.0 million in 2002. FSI revenues were flat at $575.8 million. Although the FSI industry showed growth in the second half of 2002, competitive pricing pressure resulted in lower pricing and flat revenues. Run of press sales were up 28.8% for the year to $41.1 million due to increased demand from both existing and new clients, and an increased sales focus. Cluster targeted products revenue increased slightly to $198.5 million. This was due to solo insert business growth, especially in the retail category. Polybag sampling/advertising continued to experience lower revenue due to fewer new product introductions. 1 to 1 revenues were down 6.4% for the year to $36.9 million. Although direct mail database marketing programs grew rapidly, the overall reduction in demand for customer relationship marketing services resulted in this decrease.

Gross margin was up slightly to 36.9% in 2002 compared to 36.3% in 2001. This increase was primarily the result of favorable paper costs which drove FSI costs, on a CPM basis, down 7.0%, offset in part by a continued shift in product mix based on growth in lower margin product lines.

Selling, general and administrative expenses were up 6.2% in 2002. The Company began consolidating VRMS on July 1, 2002 which contributed to the majority of this increase.

Interest expense was down 24.6% for the year to $13.3 million. This was due to the debt restructuring which took place in the middle of 2001 which included the issuance of zero coupon convertible notes in June 2001, with the proceeds being used to pay off higher rate revolving credit debt, as well as the retirement of $15.8 million of its 9.55% Senior Notes due 2003.

Amortization of intangibles was down significantly from $3.4 million in 2001 to $.2 million in 2002 due to the adoption of SFAS 142. However, the Company identified impairment indicators at both PreVision and VRMS and accordingly wrote down $51.3 million of goodwill in the fourth quarter of 2002 (see Note 3). In addition, a cost-basis investment in an internet couponing company was written down by $4.0 million in 2002.

Calendar 2001 Compared to Calendar 2000

Total revenues for 2001 decreased 1.6% to $849.5 million from $863.1 million in 2000. However, revenues in 2000 included $26.6 million related to net proceeds from a lawsuit settlement. Without the effect of this item, 2001 revenue increased 1.5%. FSI revenue was down 3.9% to $579.2 million in 2000, due primarily to lower page demand. Cluster-targeted products revenue was up 2.9% to $197.1 million in 2001, although the segment was negatively effected in the second half of 2001 by the economy in the form of reduced demand, increased price competition and fewer new product introductions. Run-of-press revenues were up 24.1% for the year to $31.9 million, due to the shutdown of a competitor and additional sales focus. The one-to-one segment also experienced revenue growth, up 160.3% to $39.3 million.

Gross margin decreased from 36.9% in 2000 (excluding the lawsuit settlement mentioned above) to 36.3% in 2001. This decrease was primarily the result of the negative pressure on margins in the cluster-targeted segment of our business, due to the economy and increased price competition. FSI margins remained steady as any increases in media costs per page caused by reduced page demand were offset by decreased paper costs.

Selling, general and administrative expenses were up 9.3% to $89.2 million in 2001. This is primarily the result of the SG&A expenses of PreVision, which was acquired in August 2000. SG&A expenses in the second half of 2001 were down 2.9% compared to the second half of 2000, as cost containment initiatives were put into place in the latter part of 2001.

Interest expense was down for the year ended December 31, 2001 to $17.7 million from $22.9 million in 2000. The Company issued zero coupon convertible notes in June 2001 for $150 million. The proceeds were used to repay outstanding indebtedness under the revolving credit facility. The Company also retired $15.8 million in aggregate principal amount of its 9.55% Senior Notes due 2003.

During 2001, the Company took a charge of $6.8 million relating to the closedown of Save.com, and resulting restructuring costs. In 2000, the Company recorded losses from Save.com of $10.3 million and reserved against an additional commitment to Save.com of $2.9 million.

The effective tax rate was 36.5% for the year ended December 31, 2001, compared with 37.8% for the same period in 2000. This was primarily due to the ability to utilize certain capital losses as a result of the reverse repurchase agreement described in Note 16.

In connection with the retirement of the 9.55% Senior Notes due 2003 discussed above, the Company paid a premium of $2.0 million. Accordingly, the Company incurred extraordinary charges of $1.3 million (net of taxes) due to this early extinguishment of debt in 2001.

Liquidity and Capital Resources

The Company's liquidity requirements arise mainly from its working capital needs, primarily accounts receivable, inventory and debt service requirements. The Company does not offer financing to its customers. FSI customers are billed for 75% of each order eight weeks in advance of the publication date and are billed for the balance immediately prior to the publication date. The Company inventories its work in progress at cost, while it accrues progress billings as a current liability at full sales value. Although the Company receives considerable payments from its customers prior to publication of promotions, revenue is recognized only upon publication dates. Therefore, the progress billings on the balance sheet include any profits in the related receivables and, accordingly, the Company can operate with low, or even negative, working capital.

Cash and cash equivalents totaled $97.2 million at December 31, 2002, up $86.5 million from December 31, 2001. This was the result of cash provided by operating activities of $194.3 million, offset by cash used in investing activities and financing activities of $35.0 million and $72.8 million, respectively, in 2002.

Cash flow from operating activities increased to $194.3 million for the year ended December 31, 2002 from $134.8 million for the year ended December 31, 2001. The Company used a portion of this cash flow during 2002 to repurchase $97.1 million (2.8 million shares) of its common stock. In addition, during 2002 the Company used $9.6 million of its cash flow to fund investments in VRMS and $8.0 million related to earn-out provisions for PreVision. For further details, see Note 13 of the "Notes to Consolidated Financial Statements."

The Company intends to use cash generated by operations to meet interest and principal repayment obligations, for general corporate purposes, to reduce its indebtedness, make acquisitions and from time to time to repurchase stock through the Company's stock repurchase program. As of December 31, 2002, the Company had authorization to repurchase an additional 1,904,800 shares of its common stock under its existing share repurchase program.

As of December 31, 2002, the Company's debt balance is $257.3 million, which consists of $100.0 million of its 6-5/8% Senior Notes due 2009 and $157.3 million of Zero Coupon Convertible Notes due 2021. On November 1, 2002 the Company replaced its existing revolving line of credit with a $125 million revolving credit facility pursuant to an agreement with Standard Federal Bank, N.A. and several other banks (collectively, the "Banks") with Standard Federal Bank, N.A. acting as Agent for the Banks (the "Revolving Credit Agreement".) The Revolving Credit Agreement matures in October 2006 and contains a provision to increase the line of credit to $175 million. The Revolving Credit Agreement contains general covenants, including without limitation, a fixed charge coverage ratio, a funded debt to EBITDA ratio and non-financial covenants.

Management believes the Company will generate sufficient funds from operations and will have sufficient lines of credit available to meet currently anticipated liquidity needs, including interest and required principal payments on indebtedness.

Capital expenditures were $15.5 million for the year ended December 31, 2002. Management expects future capital expenditure requirements of approximately $18 million (including the requirements of NCH) over each of the next three to five years to meet increased capacity needs at its three printing facilities and to replace or rebuild equipment as required. It is expected that equipment will be purchased using funds provided by operations.

Recent Accounting Pronouncements

During June 2001, the Financial Accounting Standards Board ("FASB") issued two statements, SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", that amend APB Opinion No. 16, "Business Combinations," and supersede APB Opinion No. 17, "Intangible Assets." The two statements modify the method of accounting for business combinations and address the accounting for intangible assets. As of January 1, 2002, the Company adopted the provisions of both SFAS No. 141 and SFAS No. 142. The adoption of SFAS No. 141 did not have any effect on the Company's financial statements. The Company adopted SFAS No. 142 and initial impairment testing did not indicate any impairment. During the second half of the year, impairment indicators developed and additional procedures resulted in recognizing impairment charges of $51.3 million.

In June 2001, the FASB issued Statement of Financial Accounting Standards SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the related long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company adopted the provisions of SFAS No. 143 as of January 1, 2003, and does not expect it to have an effect on the Company's financial statements.

During August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121 and provisions of APB Opinion No. 30 for the disposal of segments of a business. The statement creates one accounting model, based on the framework established in Statement No. 121, to be applied to all long-lived assets including discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted the provisions of SFAS No. 144 as of January 1, 2002, and it did not have an effect on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material effect on its financial position or results of operations.

During December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not intend to make a voluntary change in its method of accounting for stock options.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements. The U.S. Securities and Exchange Commission ("SEC") has defined a company's most critical accounting policies as the ones that are most important to the portrayal of the Company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and estimates addressed below. We also have other key accounting policies, which involve the use of estimates, judgments and assumptions. For additional information see Note 2, "Significant Accounting Policies", of our Annual Report on Form 10-K for the year ended December 31, 2002. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Impairment of Long-Lived Assets – Long-lived assets historically have been reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated to be generated by such assets utilizing discount cash flow analysis. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. As described in Note 3, "Goodwill and Intangible Assets" of this Form 10-K, the accounting treatment for goodwill and other intangible assets changed effective January 1, 2002.

Revenue Recognition – Revenue for newspaper-delivered promotions is recognized in the period the product is distributed in the newspaper. In accordance with industry practice, the Company generally pre-bills FSI customers in advance of the related distribution date. However, these billings are reflected as progress billings (liability) until the appropriate distribution period. Products and services not distributed via newspaper are recognized in revenue when the product is shipped or the service is performed.

Stock Compensation – The Company grants stock options to employees under various incentive plans. Options are granted with exercise prices at least equal to the fair market value on the date of grant. The Company accounts for all options under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and makes various estimates used in calculating the pro-forma results as required by SFAS No. 123.

Other Matters – The Company does not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "variable interest entities."

Business Outlook

The following statements are based on current expectations. These statements are forward looking and actual results may differ materially.

- Although the FSI industry is expected to grow in 2003, FSI revenues and margins are expected to be down compared to 2002 as the result of a significant loss in market share in the FSI business. We have reduced our co-op date schedule to 40 dates. FSI pricing is expected to be down based on current contracts and competitive pricing pressure.

- The average price of paper, which is a major cost factor in the Company's business, decreased in 2002. The average price of paper in 2003 is expected to again decrease compared to the average in 2002.

- Cluster targeted product revenues are expected to increase approximately 10% - 15%.

- 1 to 1 Solutions revenues are expected to increase approximately 25 - 30%.

- The NCH acquisition is expected to add approximately $60 million in revenue and 7 cents to EPS for 2003.

The following is a summary of the quarterly results of operations for the years ended December 31, 2002 and December 31, 2001.

Thousands of dollars, except per share data	THREE MONTHS ENDED			
	Mar. 31	**June 30**	**Sept. 30**	**Dec. 31**
Fiscal Year Ended December 31, 2002				
Revenue	$204,775	$203,335	$214,289	$230,620
Cost of products sold	126,816	124,587	135,113	152,108
Earnings (loss), before extraordinary item	32,577	33,782	32,742	(3,846)(1)
Earnings (loss) per common share, before extraordinary item, diluted	0.60	0.62	0.61	(0.07)
Net earnings (loss)	32,577	33,782	32,742	(3,846)
Net earnings (loss) per common share, diluted	0.60	0.62	0.61	(0.07)

(1) Includes $51.3 million ($32.7 million net of taxes) impairment of goodwill charges for VRMS and PreVision and a $4.0 million ($2.6 million net of taxes) charge for the writedown of an internet couponing investment.

Thousands of dollars, except per share data	THREE MONTHS ENDED			
	Mar. 31	**June 30**	**Sept. 30**	**Dec. 31**
Fiscal Year Ended December 31, 2001				
Revenue	$227,810	$217,277	$198,408	$206,034
Cost of products sold	145,060	133,845	127,578	134,899
Earnings, before extraordinary item	32,458	33,738	24,711	28,237
Earnings per common share, before extraordinary item, diluted	0.60	0.62	0.45	0.52
Net earnings	32,458	33,738	23,426	28,237
Net earnings per common share, diluted	0.60	0.62	0.43	0.52

Item 7a. Quantitative and Qualitative Disclosures about Market Risk

As of December 31, 2002, the Company has exposure to interest rate risk from its long-term debt. A portion of the Company's debt is fixed rate, the remainder being a revolving credit facility at a variable rate. See Note 4 of the Notes to Consolidated Financial Statements for components of the Company's long-term debt.

The Company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in interest rates applied to its variable debt. As of December 31, 2002, the analysis indicated that such market movements would not have a material effect on the Company's consolidated results of operations or on the fair value of its risk-sensitive financial instruments.

The Company does not have a material exposure to risks associated with foreign currency fluctuations related to operations and does not use derivative financial instruments.

Item 8. Financial Statements and Supplementary Data

VALASSIS COMMUNICATIONS, INC.
Consolidated Balance Sheets

(in thousands)	December 31, 2002	December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$97,156	$10,615
Accounts receivable (less allowance for doubtful accounts of $2,120 at December 31, 2002 and $1,051 at December 31, 2001)	114,248	131,777
Inventories:		
Raw materials	9,791	13,965
Work in progress	11,258	13,935
Prepaid expenses and other	6,971	7,499
Deferred income taxes (Note 6)	2,223	1,479
Refundable income taxes	329	4,277
Total current assets	**241,976**	**183,547**
Property, plant and equipment, at cost:		
Land and buildings	27,968	22,960
Machinery and equipment	120,215	120,548
Office furniture and equipment	37,373	31,674
Automobiles	1,069	900
Leasehold improvements	1,997	1,954
	188,622	178,036
Less accumulated depreciation and amortization	(121,883)	(113,967)
Net property, plant and equipment	**66,739**	**64,069**
Intangible assets (Note 3):		
Goodwill	101,764	115,756
Other intangibles	34,555	85,347
	136,319	201,103
Less accumulated amortization	(73,619)	(123,408)
Net intangible assets	**62,700**	**77,695**
Equity investments and advances to investees (Note 13)	3,781	33,955
Other assets	2,821	3,759
Deferred income taxes (Note 6)	8,062	-
Total assets	**$386,079**	**$363,025**

VALASSIS COMMUNICATIONS, INC.
Consolidated Balance Sheets, Continued

(in thousands, except share data)	December 31, 2002	December 31, 2001
Liabilities and Stockholders' Deficit		
Current liabilities:		
Current portion long-term debt	$ ---	$2,600
Accounts payable	86,097	82,750
Accrued interest	3,063	3,105
Accrued expenses	38,913	32,846
Progress billings	33,721	51,766
Total current liabilities	**161,794**	**173,067**
Long-term debt (Note 4)	257,280	252,383
Deferred income taxes (Note 6)	-	3,259
Other non-current liabilities	292	-
Commitments and contingencies (Notes 7 and 8)	-	-
Stockholders' deficit (Notes 9, 10 and 11):		
Preferred stock of $.01 par value. Authorized 25,000,000 shares; no shares issued or outstanding at December 31, 2002 and December 31, 2001		
Common stock of $.01 par value. Authorized 100,000,000 shares; issued 63,087,398 at December 31, 2002 and 62,992,763 at December 31, 2001; outstanding 51,995,132 at December 31, 2002 and 53,698,382 at December 31, 2001	630	630
Additional paid-in capital	34,640	24,502
Deferred compensation	(771)	(1,342)
Retained earnings	287,076	191,822
Accumulated foreign currency translations	(507)	(560)
Treasury stock, at cost (11,092,266 shares at December 31, 2002 and 9,294,381 shares at December 31, 2001)	(354,355)	(280,736)
Total stockholders' deficit	**(33,287)**	**(65,684)**
Total liabilities and stockholders' deficit	**$386,079**	**$363,025**

See accompanying notes to consolidated financial statements.

VALASSIS COMMUNICATIONS, INC.
Consolidated Statements of Income

(in thousands, except per share data)	YEAR ENDED Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Revenues:			
Net sales	$852,296	$847,455	$835,342
Other (see Note 8)	723	2,074	27,779
Total revenues	**853,019**	**849,529**	**863,121**
Costs and expenses:			
Cost of products sold	538,624	541,382	527,473
Selling, general and administrative	94,687	89,168	81,588
Loss on equity investments	1,653	4,084	14,919
Amortization of intangible assets	211	3,433	3,080
Interest	13,347	17,711	22,924
Goodwill and investment impairment charges	55,300	6,062	11,020
Total costs and expenses	**703,822**	**661,840**	**661,004**
Earnings before income taxes and extraordinary loss	149,197	187,689	202,117
Income taxes (Note 6)	53,943	68,545	76,418
Earnings before extraordinary loss	95,254	119,144	125,699
Extraordinary loss (net of tax benefit)	-	1,285	-
Net earnings	**$95,254**	**$117,859**	**$125,699**
Earnings per common share before extraordinary loss, basic	**$1.79**	**$2.22**	**$2.30**
Earnings per common share before extraordinary loss, diluted	**$1.77**	**$2.19**	**$2.27**
Net earnings per common share, basic	**$1.79**	**$2.20**	**$2.30**
Net earnings per common share, diluted	**$1.77**	**$2.17**	**$2.27**

See accompanying notes to consolidated financial statements.

VALASSIS COMMUNICATIONS, INC.
Consolidated Statements of Stockholders' Deficit

(in thousands)	Common Stock	Additional Paid-in Capital	Deferred Compen-sation	Retained Earnings (Accumulated Deficit)	Treasury Stock	Foreign Currency Translation	Total Stock-holders' Deficit
Balances at January 1, 2000	**$627**	**$76,898**	**$(1,135)**	**$(51,736)**	**$(240,895)**	**$(478)**	**$(216,719)**
Net earnings				125,699			125,699
Stock repurchase					(94,429)		(94,429)
Exercise of stock options	1	(78,708)			83,591		4,884
Deferred compensation			(848)				(848)
Stock grants	1	8,890					8,891
Foreign currency translation						18	18
Balances at December 31, 2000	**629**	**7,080**	**(1,983)**	**73,963**	**(251,733)**	**(460)**	**(172,504)**
Net earnings				117,859			117,859
Stock repurchase					(60,935)		(60,935)
Exercise of stock options		15,791			31,932		47,723
Deferred compensation			641				641
Stock grants	1	1,631					1,632
Foreign currency translation						(100)	(100)
Balances at December 31, 2001	**630**	**24,502**	**(1,342)**	**191,822**	**(280,736)**	**(560)**	**(65,684)**
Net earnings				95,254			95,254
Stock repurchase					(96,885)		(96,885)
Exercise of stock options		8,290			23,266		31,556
Deferred compensation			571				571
Stock grants		1,848					1,848
Foreign currency translation						53	53
Balances at December 31, 2002	**$630**	**$34,640**	**$(771)**	**$287,076**	**$(354,355)**	**$(507)**	**$(33,287)**

See accompanying notes to consolidated financial statements.

VALASSIS COMMUNICATIONS, INC.
Consolidated Statements of Cash Flows

(in thousands)	YEAR ENDED Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Cash flows from operating activities:			
Net earnings	$95,254	$117,859	$125,699
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	12,497	10,302	8,222
Amortization of intangibles	211	3,433	3,080
Amortization of bond discount	4.647	2.664	28
Provision for losses on accounts receivable	1,069	1,800	1,208
Writedown of impaired assets	55,300	6,062	11,020
Losses on equity investments	1,653	4,084	14,919
Stock-based compensation charge	1,815	2,654	1,164
Loss/(gain) on sale of property, plant and equipment	726	(770)	295
Deferred income taxes	(12,065)	9,074	(7,719)
Changes in assets and liabilities which increase (decrease) cash flow:			
Accounts receivable	18,243	(19,023)	(18,905)
Inventories	6,851	(20)	1,347
Prepaid expenses and other	(2,016)	626	(8,829)
Other assets	3,798	(1,661)	(20,548)
Other liabilities	292	(1,681)	1,106
Accounts payable	3,262	(2,920)	1,825
Accrued interest and expenses	11,568	(5,588)	6,510
Income taxes	9,266	5,174	2,694
Progress billings	(18,045)	2,737	(8,930)
Total adjustments	**99,072**	**16,947**	**(11,513)**
Net cash provided by operating activities	**$ 194,326**	**$ 134,806**	**$ 114,186**

VALASSIS COMMUNICATIONS, INC.
Consolidated Statements of Cash Flows, Continued

(in thousands)	YEAR ENDED Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Cash flows from investing activities:			
Additions to property, plant and equipment	$ (15,540)	$ (15,741)	$ (14,044)
Proceeds from sale of property, plant and equipment	1,033	2,178	263
Acquisition of PreVision Marketing, net of cash acquired	(8,000)	-	(29,929)
Investments and advances to affiliated companies	(9,623)	(24,815)	(12,127)
Acquisition of remaining interest in RMG, net of cash acquired	(2,905)	-	-
Other	54	(101)	(828)
Net cash used in investing activities	**(34,981)**	**(38,479)**	**(56,665)**
Cash flows from financing activities:			
Proceeds from issuance of common stock	26,874	37,253	3,656
Purchase of treasury shares	(97,078)	(60,934)	(94,429)
Repayment of long-term debt	-	(18,398)	(2,797)
Borrowings of long-term debt	-	152,627	-
Net (payments)/borrowings under revolving line of credit	(2,600)	(207,400)	36,100
Net cash used in financing activities	**(72,804)**	**(96,852)**	**(57,470)**
Net increase (decrease) in cash and cash equivalents	86,541	(525)	51
Cash and cash equivalents at beginning of the year	10,615	11,140	11,089
Cash and cash equivalents at end of the year	**$ 97,156**	**$ 10,615**	**$ 11,140**
Supplemental disclosure of cash flow information			
Cash paid during the year for interest	$3,522	$18,525	$22,650
Cash paid during the year for income taxes	$56,732	$63,996	$82,643
Non-cash investing and financing activities:			
Stock issued under stock-based compensation plan	$1,406	$1,632	$8,890
Contingent purchase price for acquisition of PreVision	-	$8,000	-

See accompanying notes to consolidated financial statements.

(1) THE COMPANY

Valassis Communications, Inc. (Valassis or the Company) became a publicly-held company upon completion of its initial public offering on March 18, 1992. The Company operates in a single industry and principally produces free-standing inserts for customers in the packaged goods industry throughout the United States. No single customer accounted for more than 10 percent of the Company's sales during the years ended December 31, 2002, 2001, or 2000.

(2) SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Valassis Communications, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts for 2001 and 2000 have been reclassified to conform to current period classifications.

REVENUE RECOGNITION

Revenue for newspaper-delivered promotions is recognized in the period the product is distributed in the newspaper. In accordance with industry practice, the Company generally pre-bills FSI customers in advance of the related distribution date. However, these billings are reflected as progress billings (liability) until the appropriate distribution period. Products and services not distributed via newspaper are recognized in revenue when the product is shipped or the service is performed.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

Inventories are accounted for using the first in, first out (FIFO) method of inventory valuation.

ADVERTISING

The Company expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2002, 2001 and 2000 was $1.1 million, $1.1 million, and $1.5 million, respectively.

PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment are stated at cost. Expenditures and improvements that add significantly to the productive capacity or extend the useful life of an asset are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the estimated life of the related asset or the lease-term using the straight-line method. Property, plant and equipment are reviewed annually for impairment. The useful lives of the major classes of property, plant and equipment are as follows:

Class	Range
Buildings	5 - 20 years
Machinery and equipment	5 - 15 years
Office furniture and fixtures	3 - 5 years
Automobiles	3 years
Leasehold improvements	3 - 10 years

GOODWILL AND INTANGIBLE ASSETS

Intangible assets largely consist of goodwill arising from the Company's acquisitions. Under the provisions of SFAS No. 142, goodwill and other intangibles with indefinite lives are not amortized but are subject to annual impairment tests. The Company adopted SFAS No. 142 on January 1, 2002 and initial testing indicated no impairment. During the second half of 2002, the Company identified indicators of possible impairment of its recorded goodwill and accordingly wrote down $51.3 million of goodwill related to its two subsidiaries – Valassis Relationship Marketing Systems, LLC (VRMS) and PreVision Marketing, LLC (PreVision). See Note 3 for additional disclosure. In 2000, goodwill totaling $4.0 million related to The Net's Best was written off due to discontinuance of the business and related products and services.

Intangible assets with definite lives are amortized using the straight-line method over their estimated useful lives, which range from 10 to 40 years. Fully amortized intangible assets are removed from the cost and accumulated amortization accounts. As part of this review, the Company assesses the useful lives assigned to intangible assets.

INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the consolidated financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

STOCK BASED COMPENSATION

The Company grants stock options for a fixed number of shares to employees with an exercise price at least equal to or greater than the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and, accordingly, recognizes no compensation expense for the stock option grants.

The following table reconciles reported net income to proforma net income as if the Company accounted for its stock options under the fair value method of SFAS No. 123. (See Note 9 for additional disclosures.)

(in thousands)	2002	2001	2000
Net income, as reported	$ 95,254	$ 117,859	$ 125,699
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1,071	1,369	914
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards granted since January 1, 1995, net of related tax effects	(9,228)	(10,905)	(9,789)
Pro forma net income	$ 87,097	$ 108,323	$ 116,824
Earnings per share:			
Basic - as reported	$ 1.79	$ 2.20	$ 2.30
Basic - pro forma	$ 1.64	$ 2.02	$ 2.14
Diluted - as reported	$ 1.77	$ 2.17	$ 2.27
Diluted - pro forma	$ 1.62	$ 1.99	$ 2.11

COMPREHENSIVE INCOME

Foreign currency translation is the Company's only component of other comprehensive income and is not considered material to the Company's consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

During June 2001, the Financial Accounting Standards Board ("FASB") issued two statements, SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", that amend APB Opinion No. 16, "Business Combinations," and supersede APB Opinion No. 17, "Intangible Assets." The two statements modify the method of accounting for business combinations and address the accounting for intangible assets. As of January 1, 2002, the Company adopted the provisions of both SFAS No. 141 and SFAS No. 142. The adoption of SFAS No. 141 did not have any effect on the Company's financial statements. The Company adopted SFAS No. 142 and initial impairment testing did not indicate any impairment. During the second half of the year, impairment indicators developed and additional procedures resulted in impairment charges of $51.3 million. See Note 3 for a full description.

In June 2001, the FASB issued Statement of Financial Accounting Standards SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the related long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company adopted the provisions of SFAS No. 143 as of January 1, 2003, and does not expect it to have an effect on the Company's financial statements.

During August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121 and provisions of APB Opinion No. 30 for the disposal of segments of a business. The statement creates one accounting model, based on the framework established in Statement No. 121, to be applied to all long-lived assets including discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted the provisions of SFAS No. 144 as of January 1, 2002, and it did not have an effect on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material effect on its financial position or results of operations.

During December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not intend to change its current method of accounting for stock options.

CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographies. Generally, the Company does not require collateral or other security to support customer receivables.

The Company's debt is also a financial instrument with the estimated fair market value of the debt at $15.9 million under carrying value as of December 31, 2002 and $11.1 million at December 31, 2001. See Note 4 for additional fair value disclosure.

ACCUMULATED FOREIGN CURRENCY TRANSLATION

The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation". All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported separately as a component of stockholders' deficit.

(3) GOODWILL AND INTANGIBLE ASSETS

Intangible assets are comprised of:

	Intangible Assets, at Cost	Accumulated Amortization at Dec. 31, 2002	Cumulative Impairment Loss Recognized at Dec. 31, 2002	Unamortized Balance at Dec. 31, 2002	Weighted Average Useful Life (in years)
Amortizable intangible assets	$2,455	$(815)	$ -	$ 1,640	10.9
Non-amortizable intangible assets:					
Goodwill:					
FSI	65,401	(47,144)		18,257	
Cluster Targeted	4,195	(209)		3,986	
All Others (includes ROP and Customer Relationship Marketing)	83,467	(4,691)	(51,300)	27,476	
The Valassis name and other	32,100	(20,759)		11,341	
Total non-amortizable intangible assets	$185,163	$(72,803)	$(51,300)	$61,060	
Total	$187,618	$(73,618)	$(51,300)	$62,700	

The provisions of SFAS No. 142 require the Company to cease amortization of goodwill and other intangible assets with indefinite lives. However, goodwill and other intangibles are subject to annual impairment tests in which impairment is defined as fair market value less than the carrying value of the asset on the financial statements. SFAS No. 142 requires the Company to test all goodwill and other intangible assets with indefinite lives for impairment within six months of implementation. The Company performed the first step of testing for impairment by utilizing the discounted cash flow method which did not indicate any impairment of goodwill or intangible assets with indefinite lives.

During the second half of 2002, the Company identified indicators of possible impairment of its recorded goodwill and recorded a write off of $51.3 million related to its two subsidiaries – Valassis Relationship Marketing Systems, LLC (VRMS) and PreVision Marketing, LLC (PreVision). Such indicators included the general slowdown of the retail economy evidenced by general declines in consumer and business spending in marketing and promotions spending, the significant declines in valuations of technology based companies in comparison with the market valuations at the time the Company invested in VRMS and PreVision and changes in the Company's strategic plans for the acquired companies. Based upon the results of its discounted cash flow analyses and third party valuations, the Company identified certain levels of impairment corresponding with the business unit goodwill initially recorded with the acquisitions of VRMS and PreVision. Accordingly, the Company recorded an impairment loss of $51.3 million during the fourth quarter of 2002 included in "Goodwill and Investment Impairment Charges" on the consolidated statements of income.

Amortizable intangible assets include a non-compete agreement, corporate logos and a fully amortized pressroom operating system. The associated amortization expense for the year ended December 31, 2002 was approximately $211,000. Amortization expense is expected to be approximately $211,000 for each of the next five succeeding years.

VALASSIS COMMUNICATIONS, INC.
Notes to Consolidated Financial Statements

The following table presents actual results of operations for the year ended December 31, 2002 and a reconciliation of reported net income to the adjusted net income for the same period of 2001 and 2000:

	Year Ended		
	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Net earnings:			
Reported net earnings	$95,254	$117,859	$125,699
Add back: goodwill and intangible amortization, after tax	135	2,180	1,915
	$95,389	$120,039	$127,614
Basic earnings per share:			
Reported net income	$1.79	$2.20	$2.30
Add back: goodwill and intangible amortization	-	0.04	0.04
	$1.79	$2.24	$2.34
Diluted earnings per share:			
Reported net income	$1.77	$2.17	$2.27
Add back: goodwill and intangible amortization	-	0.04	0.03
	$1.77	$2.21	$2.30

(4) LONG-TERM DEBT

Long-term debt is summarized as follows: (in thousands)	Dec. 31, 2002	Dec. 31, 2001
Revolving Credit Facility	---	$2,600
6 5/8% Senior Notes due 2009, net of discount	99,784	99,756
Zero Coupon Senior Convertible Notes Due 2021, net of discount	157,246	152,627
Note payable	250	---
	257,280	254,983
Less current portion	---	2,600
	$257,280	**$252,383**

During September 2001, the Company retired its 9.55% Senior Notes due 2003 with a face value of $15.8 million prior to maturity. The debt retirement resulted in an extraordinary loss after tax of $1.3 million.

Minimum long-term debt maturities are approximately $100 million in 2009.

CREDIT FACILITY

On November 1, 2002, the Company replaced its existing revolving line of credit with a $125 million revolving credit facility pursuant to an agreement with Standard Federal Bank, N.A., Comerica Bank, Harris Trust and Savings Bank and Fifth Third Bank (collectively, the "Banks") with Standard Federal Bank, N.A. acting as Agent for the Banks (the "Revolving Credit Agreement".) The Revolving Credit Agreement matures in November 2006 and contains a provision whereby the Company may request an increase in the line of credit to up to $175 million. The floating-rate interest is calculated on either a Eurocurrency-based rate or a prime rate. The Revolving Credit Agreement contains general covenants, including without limitation, a fixed charge coverage ratio, a funded debt to EBITDA ratio and non-financial covenants.

PUBLIC DEBT

At December 31, 2002, the Company's public debt consists of 6 5/8% Senior Notes due 2009 issued under an indenture dated January 12, 1999 and zero coupon convertible notes due 2021 issued under an indenture dated June 6, 2001. The Senior Notes are general unsecured obligations of the Company and rank on parity in right of payment with all other Senior Indebtedness of the Company. Interest is payable on the 2009 Senior Notes semi-annually on January 15 and July 15 of each year.

In June 2001, the Company issued 272,100 zero coupon convertible notes ("Convertible Notes") at an issue price of $551.26 per note, which resulted in gross proceeds to the Company of $150 million. The Convertible Notes are unsecured and unsubordinated indebtedness of the Company. Each note has a yield of 3.0% with a maturity value of $1,000. The notes are convertible by the holder at a conversion rate of 11.8316 shares per note when a market price trigger occurs. A market price trigger occurs the first time that the closing sale price per share of the Company's common stock for at least twenty trading days in any period of thirty consecutive trading days exceeds 120% of the accreted conversion price per share of common stock. The accreted conversion price as of any day is equal to the issue price of a note plus the accrued original issue discount to that day. As of December 31, 2002, the accreted conversion price was $48.84.

Additionally, the holders of the Convertible Notes may require the Company to purchase all or a portion of their notes on June 6, 2004, June 6, 2006, June 6, 2011 and June 6, 2016, at a price of $602.74, $639.73, $742.43 and $861.62 per note, respectively, payable in cash or common stock at the option of the Company in 2004 and 2006 and cash only in 2011 and 2016. Also, each holder may require the Company to repurchase all or a portion of such holder's notes if a change of control of the Company occurs on or before June 6, 2006. The Company, at its option, may redeem all or a portion of the Convertible Notes at their accreted value at any time on or after June 6, 2006, for cash.

The Company is amortizing the issue discount using the effective interest method through June 6, 2021.

Debt discount is being amortized utilizing the interest method over the term of the notes. The difference between the stated and effective interest rates is nominal. At December 31, 2002, the estimated fair market value of the debt was $15.9 million less than carrying value. The debt had an estimated fair market value of $11.1 million under carrying value at December 31, 2001. The fair market value was estimated using discounted cash flow analyses, based on discount rates equivalent to comparable U.S. Treasury securities plus a spread for credit risk and other factors. The indentures covering the public debt contain certain restrictive covenants that prescribe limits on Valassis' ability to, among other things, enter into sale and leaseback transactions, incur liens, make certain stock redemptions and stock repurchases, and enter into mergers, consolidations or convey or transfer substantially all of its property.

(5) PROFIT SHARING AND BONUS PLANS

The Company has discretionary profit sharing and team achievement dividend/bonus plans covering substantially all salaried and hourly employees.

Expenses under the aforementioned plans were as follows:

	YEAR ENDED		
(in thousands)	**Dec. 31, 2002**	**Dec. 31, 2001**	**Dec. 31, 2000**
Profit sharing plan	$4,463	$3,683	$3,062
Bonus plans for salaried, sales and hourly personnel	12,403	8,969	8,298
Bonus plan for executives	2,075	1,617	1,342

VALASSIS COMMUNICATIONS, INC.
Notes to Consolidated Financial Statements

(6) INCOME TAXES

For financial reporting purposes, earnings before income taxes and extraordinary loss include the following components.

	YEAR ENDED		
(in thousands)	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Pre-tax income (loss):			
United States	$ 149,445	$ 187,678	$ 201,606
Foreign	(248)	11	511
	$ 149,197	$ 187,689	$ 202,117

Income taxes have been charged to earnings before extraordinary loss as follows:

	YEAR ENDED		
(in thousands)	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Federal:			
Current	$ 63,279	$ 55,018	$ 76,706
Deferred (credit)/provision	(12,064)	9,073	(7,693)
State and Local	2,728	4,454	7,405
	$ 53,943	$ 68,545	$ 76,418

The actual income tax expense differs from expected amounts computed by applying the U.S. federal income tax rate to earnings before income taxes and extraordinary item as follows:

	YEAR ENDED		
	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Expected income tax expense	$ 52,219	$ 65,691	$ 70,741
Increase (decrease) in taxes resulting from:			
Amortization of intangibles	-	427	427
State and local income taxes, net of federal benefit	1,773	2,895	4,813
Valuation allowance	-	(1,302)	-
Other items, net	(49)	834	437
Actual income tax expense, before extraordinary item	$ 53,943	$ 68,545	$ 76,418

Significant components of the Company's deferred tax liabilities and assets are as follows:

	YEAR ENDED	
(in thousands)	Dec. 31, 2002	Dec. 31, 2001
Long term deferred income tax assets (liabilities):		
Fixed assets	$ (5,218)	$ (4,470)
Deferred compensation	3,588	2,557
General reserves	-	1,539
Convertible notes	(3,744)	(1,356)
Restricted stock	1,242	964
Consulting agreement	505	582
Equity losses	(8,387)	(3,034)
Goodwill impairment	19,963	-
Other	113	(41)
Total long term deferred income tax assets (liabilities)	**$ 8,062**	**$ (3,259)**
Current deferred income tax assets (liabilities):		
Inventory	$ 450	$ 615
Accrued rebates	1,170	706
Allowance for uncollectible accounts	764	390
Minority interest net operating loss carryforward	-	126
Prepaid advertising revenue	(157)	(163)
Other - net	(4)	(69)
Current total deferred income tax assets	**2,223**	**1,605**
Valuation allowance	-	(126)
Net current deferred income tax assets	**$ 2,223**	**$ 1,479**

(7) COMMITMENTS

Total operating lease rentals, for various office space, charged to expense were $5.6 million, $4.7 million and $4.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. Entire minimum rental payments required under noncancelable operating leases as of December 31, 2002 are as follows:

Year Ending December 31,	(in thousands)
2003	$ 6,041
2004	5,858
2005	5,789
2006	5,216
2007	4,468
Thereafter	9,210
	$36,582

Future commitments pursuant to senior executive employment agreements, which include non-compete clauses, are as follows:

(in thousands)

Year Ended	Base Salary	Maximum Cash Bonus
Dec. 31, 2003	$2,325,000	$2,325,000
Dec. 31, 2004	2,325,000	2,325,000
Dec. 31, 2005	2,325,000	2,325,000
Dec. 31, 2006	1,812,500	1,812,500
Dec. 31, 2007	1,500,000	1,500,000
Dec. 31, 2008	1,500,000	1,500,000

The Company's obligation to pay the maximum cash bonus is based on the Company attaining certain EPS and/or sales targets. The Company also provides stock options and restricted stock grants to certain of its executives (See Notes 9 and 10).

(8) CONTINGENCIES

On July 27, 2001 a federal court jury returned a verdict against Dennis D. Garberg & Associates, Inc. d/b/a The Sunflower Group (Sunflower) awarding the Company $16.6 million which included damages for past and future lost profits. The lawsuit, brought by the Company against Sunflower in February of 1999, asserted that Sunflower wrongfully obtained proprietary information from the Company's newspaper delivered sampling business. On April 5, 2002, after a series of post-trial motions, the Court granted remittitur and entered a total judgement of approximately $5.4 million. On August 30, 2002, the Court vacated its judgement after remittitur and ordered a new trial on damages. A reasonable estimation of the Company's ultimate recovery cannot be made at this time and the Company has not recorded any amount in its financial statements.

In February 1999, the Company filed a lawsuit against Arthur Andersen LLP. A settlement was reached in February 2000. The proceeds of the settlement are included in other revenues in the accompanying condensed consolidated statement of income for the year ended December 31, 2000.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

(9) STOCK OPTIONS

The Company's Amended and Restated 1992 Long-Term Incentive Plan authorizes option grants for the issuance of a maximum of 13,045,921 shares of common stock with exercise prices at least equal to the fair market value of the shares at date of grant. Subject to termination of employment, these options expire not later than ten years from date of grant, are not transferable other than on death, and fully vest over terms ranging from six months to five years from date of grant.

The Company's Broad-Based Incentive Plan authorizes option grants for the issuance of a maximum of 2,165,000 shares of common stock with exercise prices at least equal to the fair market value of the shares at date of grant. Subject to termination of employment, these options expire not later than ten years from date of grant, are not transferable other than on death, and fully vest over terms ranging from six months to five years from date of grant.

In 2002, the Board and the Shareholders approved the 2002 Long-Term Incentive Plan which authorizes the issuance of 3,500,000 shares of common stock with exercise prices at least equal to the fair market value of the shares at date of grant. Subject to termination of employment, these options expire not later than ten years from date of grant, are not transferable other than on death, and fully vest over terms ranging from six months to five years from date of grant.

At December 31, 2002, there were outstanding options among 1,347 participants for the purchase of 5,959,675 shares. At December 31, 2002, there were 5,013,160 shares available for grant.

The following options to purchase the Company's common shares were outstanding under the Plan on December 31, 2002.

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of Exercise Prices	Outstanding As of 12/31/2002	Weighted-Average Contractual Life	Weighted-Average Exercise Price	Exercisable As of 12/31/2002	Weighted-Average Exercise Price
$5.01 - $20.00	91,928	3.4	$12.43	91,928	$12.43
$20.01 - $25.00	921,465	5.1	$21.35	711,480	$21.27
$25.01 - $30.00	1,443,389	8.5	$28.71	325,408	$28.31
$30.01 - $35.00	1,736,008	3.1	$34.38	1,112,564	$34.51
$35.01 - $40.00	1,578,669	7.7	$35.74	342,667	$35.83
$40.01 - $50.00	188,216	7.0	$42.23	133,440	$42.29
	5,959,675	5.8	$29.66	2,717,487	$30.10

A summary of the Company's stock option activity for the years ended December 31, 2002, 2001 and 2000, is as follows:

	Year Ended December 31, 2002		Year Ended December 31, 2001	
	Shares	Weighted Average per Share Exercise Price	Shares	Weighted Average per Share Exercise Price
Outstanding at beginning of year	5,807,400	$29.66	6,714,502	$26.44
Granted	1,389,370	$31.83	1,088,340	$34.86
Exercised	(1,040,519)	$23.15	(1,890,479)	$20.95
Forfeited	(196,576)	$31.06	(104,963)	$32.57
Outstanding at end of year	5,959,675	$31.26	5,807,400	$29.66
Options exercisable at year end	2,717,487	$30.10	2,942,582	$27.78

	Year Ended December 31, 2000	
	Shares	Weighted Average per Share Exercise Price
Outstanding at beginning of year	5,758,077	$25.05
Granted	1,306,775	$30.00
Exercised	(178,135)	$18.43
Forfeited	(172,215)	$29.45
Outstanding at end of year	6,714,502	$26.44
Options exercisable at year end	3,963,024	$24.79

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options. Because the exercise price of the Company's employee stock options is greater than or equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock Based Compensation" and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001, and 2000, respectively: weighted-average dividend yield of 0%, 0% and 0%, expected volatility of 36%, 35% and 36%, weighted-average risk-free interest rates of 3.0%, 4.80% and 5.23%, and weighted-average expected lives of 6.0, 5.8 and 5.5 years.

No options were granted at greater than market value in 2002, 2001, and 2000. The weighted average per share fair value of options granted at market value was $12.87 in 2002, $17.16 in 2001, and $15.29 in 2000. The weighted average exercise price of options granted in 2002, 2001, and 2000 was $31.83, $34.86, and $30.00, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share follows (in thousands except for earnings per share information):

	2002	2001	2000
Pro forma net earnings	$87,097	$108,323	$116,824
Pro forma earnings per share, basic	$1.64	$2.02	$2.14
Pro forma earnings per share, diluted	$1.62	$1.99	$2.11

The pro forma effects in 2002, 2001, and 2000 are not necessarily indicative of future pro forma adjustments. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(10) STOCK COMPENSATION PLANS

The following summarizes the Company's stock compensation plans:

Employee and Director Restricted Stock Award Plan

The Employee and Director Restricted Stock Award Plan provides for the grant of restricted stock to executives in lieu of or as a supplement to a cash raise, to employees as an award, and to non-employee, non-affiliated directors as a portion of their fee. A total of 300,000 shares of restricted stock have been reserved for this plan. Pursuant to an employment agreement between the Company and its then Chief Operating Officer, Alan F. Schultz, 11,250 shares of restricted stock were issued to Mr. Schultz annually in January 1996, 1997 and 1998, respectively, with each grant vesting ratably from date of grant over a three-year period. The expense related to the aggregate of such restricted stock was recognized on the straight-line method over the aggregate vesting period. Such pre-tax expense was approximately $94,000 and $94,000 for the years ended December 31, 2001, and 2000, respectively.

In addition, several executives received restricted stock grants totaling 39,000 shares in 1998 vesting over a three-year period. The expense related to this plan is recognized over the vesting period and was approximately $321,000 for the year ended December 31, 2000. Also during 2002, 2001 and 2000, a portion of the total payments to the outside directors was paid in restricted stock from this plan, with a total value of approximately $125,000, $120,000, and $124,500, respectively.

Executive Restricted Stock Plan

The Executive Restricted Stock Plan provides for the grant of restricted stock, with a minimum one-year vesting, to certain executive officers. The maximum number of restricted shares that may be issued under this plan is 375,000, provided that not more than 60% of such shares are awarded to any one participant. Pursuant to employment agreements between the Company and certain executives, 36,000 shares, 40,500 shares and 65,250 shares of restricted stock were issued to such executives in 2002, 2001, and 2000, respectively. In addition, shares were also issued to other executives in 2001 and 2000 in the amounts of 7,000 shares and 11,250 shares, respectively. Pre-tax compensation expense related to the plan for years ended December 31, 2002, 2001 and 2000 was approximately $1.7 million, $2.2 million and $1.5 million, respectively.

Employee Stock Purchase Plan

All full-time employees are eligible to participate in the Company's Employee Stock Purchase Plan. The plan provides that participants may authorize Valassis to withhold a portion of earnings to be used to purchase the Company's common stock at prevailing market prices. Under the plan, Valassis contributed on behalf of each participant 25% of the participant's contributions during the year. The value of the Company's stock contributed by the Company and expensed totaled approximately $86,000, $101,000, and $210,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

401(k) Plan

The Company's 401(k) Plan includes a 25% match, payable in the Company's stock, on each participant's annual contributions to the Plan that are invested in Company stock at the end of the year. The expense related to this plan for the years ended December 31, 2002, 2001 and 2000 was approximately $251,000, $300,000, and $228,000, respectively.

(11) DIVIDENDS

On June 21, 1993, the Company suspended its policy of paying quarterly cash dividends.

(12) DISPOSALS

The Company discontinued the business and related products and services of The Net's Best in 2000. As a result, goodwill totaling $4.0 million was written off.

(13) ACQUISITIONS AND INVESTMENTS

On August 11, 2000, the Company acquired 80% of the outstanding membership interest in PreVision Marketing, LLC for $30 million cash and approximately $5 million in restricted stock. PreVision is a customer relationship marketing firm specializing in one-to-one marketing, customer retention and customer acquisition. The acquisition of PreVision Marketing was accounted for using the purchase method of accounting for acquisitions and, accordingly, the results of operations for PreVision have been included in the Company's financial statements since the date of acquisition. The purchase agreement executed in connection with this transaction also contains additional payments contingent on the future earnings performance of PreVision Marketing. Based upon the financial results for the year ended December 31, 2001 for PreVision Marketing, the Company paid an additional $8.0 million in 2002. This amount is included in goodwill in the accompanying consolidated balance sheet. Additional contingent payments of $22 million may be earned over the next year based on achieving certain earnings targets.

The Company owned approximately 50% of Save.com. At December 31, 2000, the Company had notes receivable in the amount of $10.3 million from Save.com due July 2002. The notes bore interest at 10% and 8% annually. Since Valassis was the sole financing source for Save.com, 100% of Save.com's losses were recognized in 2000 to the extent of the outstanding loan balances, resulting in a reserve of $10.3 million. In addition, the Company had a commitment to fund Save.com $2.9 million in 2001. The Company also had an investment in Independent Delivery Services ("IDS") of $1.0 million along with a receivable from and a commitment to IDS of $2.2 million and $.8 million, respectively. Due to the deterioration of Save.com's and IDS's financial condition in 2000, the uncertainty in the public markets regarding Internet startups, and the difficulty Save.com and IDS had securing additional financial backing, the Company fully reserved against the investments, receivables and commitments with these companies at December 31, 2000.

During September, 2001, the Company took a one-time charge of $6.8 million relating to the closedown of Save.com and resulting restructuring costs, which includes certain severance costs included in SG&A.

On July 1, 2002, the Company exercised its option to acquire the remaining shares of Relationship Marketing Group, Inc. ("RMG") for $4.5 million. As a result, the Company's interest in VRMS was increased to approximately 89%. Effective July 1, 2002, the Company's consolidated financials include the financials of VRMS. An additional reclassification was made on the Company's balance sheet for $31.1 million from "Equity Investments and Advances to Investees" to "Goodwill" for previous investments in VRMS. In March 2003, the Company acquired the remaining 11% of VRMS for $1.0 million.

During the fourth quarter of 2002, the Company identified indicators of possible impairment of its recorded goodwill and recorded a write off of $51.3 million related to VRMS and PreVision. See Note 3 for additional disclosures.

During December 2002, the Company wrote off $4.0 million of its 7% interest in an internet couponing business based on the valuation implied during the investment's most recent round of financing. The Company has a remaining $3.5 million balance on this investment. The $4.0 million charge is included in "Writedown of Impaired Assets" on the consolidated statements of income.

(14) SEGMENT REPORTING

The Company has three reportable segments, Free-standing inserts (FSIs), Cluster targeted products and Customer Relationship Marketing, and two segments which do not meet the quantitative threshold for reporting separately, ROP and Promotion Watch. These segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies and caters to a different customer base.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on earnings before taxes. Assets are not allocated to reportable segments and are not used to assess the performance of a segment. Intersegment sales are accounted for at cost.

(in millions)	Year Ended December 31,				
	FSI	Cluster Targeted	Customer Relationship Marketing	All Others*	Total
2002					
Revenues from external customers	$ 575.8	$ 198.5	$ 33.6	$ 44.4	$ 852.3
Intersegment revenues	$ -	$ -	$ -	$ -	$ -
Depreciation/amortization	$ 10.6	$ 2.0	$ 0.2	$ 0.1	$ 12.9
Segment profit (loss)	$ 182.3	$ 20.5	$ (57.2)(1)	$ 2.9	$ 148.5
2001					
Revenues from external customers	$ 579.2	$ 197.1	$ 34.9	$ 36.3	$ 847.5
Intersegment revenues	$ -	$ -	$ -	$ -	$ -
Depreciation/amortization	$ 9.7	$ 2.0	$ 2.0	$ -	$ 13.7
Segment profit (loss)	$ 171.7	$ 19.8	$ (3.4)	$ (2.4)	$ 185.7
2000					
Revenues from external customers	$ 603.0	$ 191.6	$ 12.4	$ 28.7	$ 835.7
Intersegment revenues	$ -	$ -	$ -	$ -	$ -
Depreciation/amortization	$ 8.6	$ 2.0	$ 0.6	$ 0.1	$ 11.3
Segment profit (loss)	$ 169.5	$ 26.3	$ (6.8)	$ (14.3)	$ 174.7

* Segments below the quantitative thresholds are primarily attributable to two segments of the Company. Those include a run-of-press business and a promotion security service. None of these segments has met any of the quantitative thresholds for determining reportable segments.

(1) Includes $51.3 million impairment of goodwill charges for VRMS and PreVision.

VALASSIS COMMUNICATIONS, INC.
Notes to Consolidated Financial Statements

Reconciliations to consolidated financial statement totals are as follows:

	Year Ended December 31,		
	2002	2001	2000
Revenues for reportable segments	$ 807.9	$ 811.2	$ 807.0
Revenues for other segments	44.4	36.3	28.7
Other income	0.7	2.0	27.4
Total consolidated revenues	$ 853.0	$ 849.5	$ 863.1
Profit for reportable segments	$ 145.6	$ 188.1	$ 189.0
Loss for other segments	2.9	(2.4)	(14.3)
Unallocated amounts:			
Other income	0.7	2.0	27.4
Earnings before taxes	$ 149.2	$ 187.7	$ 202.1

Domestic and foreign revenues for each of the three years ended December 31 were as follows:

	2002	2001	2000
United States	$ 847.9	$ 844.4	$ 856.6
Canada	5.1	5.1	6.5
	$ 853.0	$ 849.5	$ 863.1

(15) EARNINGS PER SHARE

Earnings per common share ("EPS") data was computed as follows:

	Year Ended December 31,		
	2002	2001	2000
Net earnings	$95,254	$117,859	$125,699
Basic EPS:			
Weighted average common shares outstanding	53,196	53,593	54,587
Earnings (loss) per common share - basic			
Before extraordinary item	$1.79	$2.22	$2.30
Extraordinary item	-	(0.02)	-
Total	$1.79	$2.20	$2.30
Diluted EPS:			
Weighted average common shares outstanding	53,196	53,593	54,587
Shares issued on exercise of dilutive options	5,475	3,056	4,575
Shares purchased with proceeds of options	(5,020)	(2,277)	(3,734)
Shares contingently issuable	101	34	50
Shares applicable to diluted earnings	53,752	54,406	55,478
Earnings (loss) per common share - diluted			
Before extraordinary item	$1.77	$2.19	$2.27
Extraordinary item	-	(0.02)	-
Net earnings per common share, diluted	$1.77	$2.17	$2.27

Unexercised employee stock options to purchase 1,481,316 shares, 2,275,563 shares, and 2,307,620 shares of the Company's common stock as of December 31, 2002, 2001 and 2000, respectively, were not included in the computations of diluted EPS because the options exercise prices were greater than the average market price of the Company's common stock during the respective periods.

(16) REVERSE REPURCHASE AGREEMENT

During September 2001, the Company entered into a reverse repurchase agreement transaction relating to $234.5 million of U.S. Treasury Securities. The transaction was closed out in the fourth quarter of 2001 and resulted in a net charge of $.2 million to interest. As a result of the transaction, the Company released $3.7 million of its deferred tax valuation allowance, as it was able to utilize capital losses, and recorded a $1.3 million reduction in income taxes.

(17) SUBSEQUENT EVENT

On February 13, 2003, Valassis acquired 100% of the capital stock of NCH Marketing Services, Inc. ("NCH") for $60.0 million, paid for out of existing cash on hand. NCH is a coupon processing and promotion information management company in the United States and worldwide. NCH had unaudited sales of $72 million for the twelve months ended December 31, 2002. The acquisition will be accounted for using the purchase method of accounting per SFAS No. 141. The Company is currently in the process of determining the allocation of the purchase price to identifiable assets, liabilities and associated goodwill.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Valassis Communications, Inc.

We have audited the accompanying consolidated balance sheets of Valassis Communications, Inc. and subsidiaries (the "Company") at December 31, 2002 and 2001 and the related consolidated statements of income, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Valassis Communications, Inc. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangible assets in 2002.

DELOITTE & TOUCHE LLP

Detroit, Michigan
February 14, 2003

Item 9. Changes and disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

Certain information required by Part III is omitted from this report in that the registrant will file a definitive proxy statement pursuant to Regulation 14A (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Report, and certain information included therein is incorporated herein by reference.

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item is set forth in the Company's Proxy Statement for the 2003 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item is set forth in the Company's Proxy Statement for the 2003 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference, excluding the Stock Price Performance Graph and the Compensation/Stock Option Committee Report on Executive Compensation.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is set forth in the Company's Proxy Statement for the 2003 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this Item is set forth in the Company's Proxy Statement for the 2003 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

Item 14. Controls and Procedures

Within the 90 days prior to the filing of the Annual Report on Form 10-K, the Company carried out an evaluation, under the supervision and with the participation of the Company's Disclosure Committee, including the Chief Executive Officer and Chief Financial Officer, of disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) The following documents are filed as a part of this Report:

1. Financial Statements. The following consolidated financial statements of Valassis Communications, Inc. and subsidiaries are included in Item 8:

   Consolidated Balance Sheets as of December 31, 2002 and 2001.

   Consolidated Statements of Income for the Years Ended December 31, 2002, 2001 and 2000.

   Consolidated Statements of Stockholders' Deficit for the Years Ended December 31, 2002, 2001 and 2000.

   Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000.

   Notes to Consolidated Financial Statements

   Independent Auditors' Report

2. Financial Statement Schedules. The following consolidated financial statement schedule of Valassis Communications, Inc. for the years ended December 31, 2002, 2001 and 2000.

Schedule		Page
II	Valuation and Qualifying Accounts	S-2

   Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. Exhibits. The Exhibits on the accompanying Index to Exhibits immediately following the financial statement schedules are filed as part of, or incorporated by reference into, this Report.

(b) Reports on Form 8-K.

No Reports on Form 8-K were filed during the quarter ended December 31, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALASSIS COMMUNICATIONS, INC.

By: /s/ Alan F. Schultz	March 24, 2003
Alan F. Schultz	Date
President and Chief Executive Officer	

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Alan F. Schultz Alan F. Schultz	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	March 24, 2003
/s/Patrick F. Brennan Patrick F. Brennan	Director	March 24, 2003
/s/Kenneth V. Darish Kenneth V. Darish	Director	March 24, 2003
/s/Seth Goldstein Seth Goldstein	Director	March 24, 2003
/s/Barry P. Hoffman Barry P. Hoffman	General Counsel and Director	March 24, 2003
/s/Walter H. Ku Walter H. Ku	Director	March 24, 2003
/s/Robert L. Recchia Robert L. Recchia	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 24, 2003
/s/Marcella A. Sampson Marcella A. Sampson	Director	March 24, 2003
/s/Faith Whittlesey Faith Whittlesey	Director	March 24, 2003

CERTIFICATION

I, Alan F. Schultz, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Valassis Communications, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 24, 2003

/s/ Alan F. Schultz
Alan F. Schultz
Chief Executive Officer

CERTIFICATION

I, Robert L. Recchia, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Valassis Communications, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 24, 2003

/s/ Robert L. Recchia
Robert L. Recchia
Chief Financial Officer

Schedule II

VALASSIS COMMUNICATIONS, INC.

VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2002, 2001 and 2000
(in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions (1)	Balance at End of Period
Allowance for doubtful accounts (deducted from accounts receivable):				
Year Ended December 31, 2002.........	1,051	1,660	591	2,120
Year Ended December 31, 2001.........	1,322	1,800	2,071	1,051
Year Ended December 31, 2000.........	1,386	1,208	1,272	1,322

(1) Accounts deemed to be uncollectible.



Points of Interest

Livonia, MI
Valassis World Headquarters, Manufacturing & Sales

Minneapolis, MN
Sales

Plymouth, MI
Operations

Toronto, Canada
Sales

Lincoln, MA
PreVision Headquarters

Shelton, CT
Sales

Shelton, CT
VRMS Headquarters

Cleveland, OH
Sales

Durham, NC
Manufacturing

Wichita, KS
Manufacturing

Calexico, CA
Production

El Paso, TX
NCH

Seal Beach, CA
Sales

Mexicali, Mexico
Production

Juarez, Mexico
NCH

Cincinnati, OH
Sales

Dallas, TX
Sales

Chicago, IL
Sales

Delicias, Mexico
NCH

Nuevo Laredo, Mexico
NCH

Deerfield, IL
NCH Headquarters

Hamburg, Germany
NCH

Northants, England
NCH

Boulogne-Billancourt, France
NCH

Milan, Italy
NCH

Aranjuez, Spain
NCH

19975 Victor Parkway
Livonia, MI 48152
Tel 734.591.3000
www.valassis.com
NYSE: VCI

Valassis®